FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended June 30, 2017 and
Report on Review of Interim Financial Information

Ernst & Young auditores independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s report on review of quarterly financial information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2017, which comprise the balance sheet as of June 30, 2017 and the related statements of income and comprehensive income for the three and six-months periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, including other explanatory information.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) -– Demonstração Intermediária (“CPC 21 (R1)”) and International Accounting Standard IAS 34 - Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), consistently with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2017, prepared under the responsibility of  the Company’s management, the presentation of which in the interim financial information is required by the rules issued by the CVM applicable to preparation of Quarterly Information Form (ITR), and considered as supplementary information under IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

Audit of prior year financial statements and review of prior year interim financial information by other independent auditors

The audit of the individual and consolidated balance sheet as of December 31, 2016 and the review of individual and consolidated financial information for the three and six-month periods ended June 30, 2016, presented for comparison purposes, were conducted by other independent auditors, who issued an unqualified opinion and review thereon dated February 23, 2017 and July  27, 2016, respectively. As part of our review of individual and consolidated interim financial information for the period ended June 30, 2017, we have reviewed the adjustments to the corresponding prior year figures in the individual and consolidated statements of income and cash flows for the three and six-months periods ended June 30, 2016 made for presentation of discontinued operations, as disclosed in Note 31, and nothing has come to our attention that would lead us to believe that such adjustments have not been made fairly, in all material respects. We have not been engaged to audit, review or apply any other procedures to the information referring to the individual and consolidated balance sheet as of December 31, 2016 and to any other individual and consolidated interim financial information for the three and six-month periods ended June 30, 2016. Accordingly, we do not express an opinion or any other form of assurance on the referred to balance sheet or quarterly financial information taken as a whole.

São Paulo, July 25, 2017.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Operations	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2017 to 6/30/2017	8
1/1/2016 to 6/30/2016	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Operations	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2017 to 6/30/2017	16
1/1/2016 to 6/30/2016	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	36

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 6/30/2017
Share Capital
Common	99,680
Preferred	166,568
Total	266,248
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 6.30.2017	Previous Year 12.31.2016
1	Total Assets	21,401,000	23,660,000
1.01	Current Assets	7,751,000	10,702,000
1.01.01	Cash and Cash Equivalents	1,739,000	4,496,000
1.01.03	Accounts Receivable	534,000	507,000
1.01.03.01	Trade Receivables	445,000	396,000
1.01.03.02	Other Receivables	89,000	111,000
1.01.04	Inventories	2,849,000	3,106,000
1.01.06	Recoverable Taxes	398,000	557,000
1.01.07	Prepaid Expenses	175,000	81,000
1.01.08	Other Current Assets	2,056,000	1,955,000
1.01.08.01	Noncurrent Assets Held for Sale and Discontinued Operations	1,974,000	1,901,000
1.01.08.03	Other	82,000	54,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	42,000	-
1.01.08.03.02	Others Assets	40,000	54,000
1.02	Noncurrent Assets	13,650,000	12,958,000
1.02.01	Long-term Assets	2,386,000	1,663,000
1.02.01.03	Accounts Receivable	93,000	81,000
1.02.01.03.02	Other Receivables	93,000	81,000
1.02.01.06	Deferred Taxes	152,000	155,000
1.02.01.07	Prepaid Expenses	11,000	13,000
1.02.01.08	Receivables from Related Parties	499,000	359,000
1.02.01.09	Other Noncurrent Assets	1,631,000	1,055,000
1.02.01.09.04	Recoverable Taxes	1,036,000	521,000
1.02.01.09.05	Judicial Deposits	593,000	534,000
1.02.01.09.07	Financial Instruments - Fair Value Hedge	2,000	-
1.02.02	Investments	3,337,000	3,059,000
1.02.02.01	Investments in Associates and Subsidiaries	3,314,000	3,036,000
1.02.02.01.02	Investments in Subsidiaries	3,314,000	3,036,000
1.02.02.02	Investment properties	23,000	23,000
1.02.03	Property and Equipment, Net	6,769,000	7,043,000
1.02.04	Intangible Assets	1.158.000	1.193.000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 6.30.2017	Previous Year 12.31.2016
2	Total Liabilities	21,401,000	23,660,000
2.01	Current Liabilities	6,034,000	9,510,000
2.01.01	Payroll and Related Taxes	423,000	446,000
2.01.02	Trade Payables	3,320,000	5,091,000
2.01.03	Taxes and Contributions Payable	205,000	189,000
2.01.04	Borrowings and Financing	1,129,000	2,763,000
2.01.05	Other Liabilities	955,000	1,018,000
2.01.05.01	Payables to Related Parties	626,000	510,000
2.01.05.02	Other	329,000	508,000
2.01.05.02.04	Utilities	27,000	11,000
2.01.05.02.05	Rent Payable	66,000	100,000
2.01.05.02.06	Advertisement Payable	30,000	40,000
2.01.05.02.07	Pass-through to Third Parties	13,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	16,000	32,000
2.01.05.02.09	Deferred Revenue	26,000	127,000
2.01.05.02.12	Other Accounts Payable	121,000	155,000
2.01.05.02.13	Loalty Programs	30,000	28,000
2.01.06	Provisions	2,000	3,000
2.02	Noncurrent Liabilities	5,200,000	4,290,000
2.02.01	Borrowings and Financing	3,510,000	2,775,000
2.02.02	Other Liabilities	897,000	600,000
2.02.02.02	Other	897,000	600,000
2.02.02.02.03	Taxes Payable in Installments	765,000	540,000
2.02.02.02.04	Provision for Negative Equity	86,000	22,000
2.02.02.02.05	Financing Related to Acquisition of Assets	-	4,000
2.02.02.02.07	Other Accounts Payable	46,000	34,000
2.02.04	Provisions	774,000	891,000
2.02.06	Deferred Revenue	19,000	24,000
2.03	Shareholders’ Equity	10,167,000	9,860,000
2.03.01	Share Capital	6,818,000	6,811,000
2.03.02	Capital Reserves	349,000	331,000
2.03.02.04	Options Granted	342,000	324,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	2,718,000	2,718,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	234,000	234,000
2.03.04.10	Expansion Reserve	2,299,000	2,299,000
2.03.04.12	Transactions with non-controlling interests	(91,000)	(91,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	290,000	-
2.03.08	Other Comprehensive Income	(8,000)	-

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 4/01/2017 to 6/30/2017	Year to date current period 1/01/2017 to 6/30/2017	Previous Quarter 4/01/2016 to 6/30/2016	Year to date previous period 1/01/2016 to 6/30/2016
3.01	Net Sales of Goods and/or Services	6,341,000	12,799,000	6,048,000	11,800,000
3.02	Cost of Goods Sold and/or Services Sold	(4,155,000)	(8,846,000)	(4,275,000)	(8,564,000)
3.03	Gross Profit	2,186,000	3,953,000	1,773,000	3,236,000
3.04	Operating Income/Expenses	(1,812,000)	(3,262,000)	(1,865,000)	(3,231,000)
3.04.01	Selling Expenses	(1,301,000)	(2,584,000)	(1,257,000)	(2,351,000)
3.04.02	General and Administrative Expenses	(182,000)	(356,000)	(159,000)	(293,000)
3.04.05	Other Operating Expenses	(434,000)	(562,000)	(329,000)	(497,000)
3.04.05.01	Depreciation/Amortization	(149,000)	(298,000)	(137,000)	(262,000)
3.04.05.03	Other Operating Expenses/Income	(285,000)	(264,000)	(192,000)	(235,000)
3.04.06	Share of Profit of Subsidiaries and Associates	105,000	240,000	(120,000)	(90,000)
3.05	Profit before Financial Income (Expenses) and Taxes	374,000	691,000	(92,000)	5,000
3.06	Financial Income (Expenses)	(170,000)	(336,000)	(206,000)	(370,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	204,000	355,000	(298,000)	(365,000)
3.08	Income Tax and Social Contribution	(33,000)	(41,000)	41,000	67,000
3.08.01	Current	(24,000)	(38,000)	(6,000)	(3,000)
3.08.02	Deferred	(9,000)	(3,000)	47,000	70,000
3.09	Net Income (loss) from Continued Operations	171,000	314,000	(257,000)	(298,000)
3.10	Net Income from Descontinued Operations	(6,000)	(24,000)	(18,000)	(28,000)
3.10.01	Net Income (loss) from Descontinued Operations	(6,000)	(24,000)	(18,000)	(28,000)
3.11	Net Income (loss) for the Period	165,000	290,000	(275,000)	(326,000)
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.58022	0.90449	(1.03713)	(1.22968)
3.99.01.02	Preferred	0.64166	0.99494	(1.03713)	(1.22968)
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	0.54508	1.02619	(1.03713)	(1.22968)
3.99.02.02	Preferred	0.64019	1.12881	(1.03713)	(1.22968)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 4/01/2017 to 6/30/2017	Year to date current period 1/01/2017 to 6/30/2017	Previous Quarter 4/01/2016 to 6/30/2016	Year to date previous period 1/01/2016 to 6/30/2016
4.01	Net income (loss) for the Period	170,000	290,000	(275,000)	(275,000)
4.02	Other Comprehensive Income	(8,000)	(8,000)	56,000	56,000
4.02.02	Accumulative Translation Adjustment for the Period	(8,000)	(8,000)	56,000	56,000
4.03	Total Comprehensive Income for the Period	162,000	282,000	(219,000)	(219,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Current Quarter 1/1/2017 to 6/30/2017	Previous Quarter 1/01/2016 to 6/30/2016
6.01	Net Cash Provided by Operating Activities	(1,287,000)	(1,501,000)
6.01.01	Cash Provided by the Operations	261,000	622,000
6.01.01.01	Net Income for the Period	290,000	(326,000)
6.01.01.02	Deferred Income and Social Contribution Taxes (note 19)	3,000	(70,000)
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	37,000	37,000
6.01.01.04	Depreciation/Amortization	321,000	283,000
6.01.01.05	Interest and Inflation Adjustments	295,000	332,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	(240,000)	90,000
6.01.01.08	Provision for Risks (note 20)	(9,000)	150,000
6.01.01.10	Share-based Payment	18,000	11,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	4,000	(1,000)
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	(5,000)	17,000
6.01.01.14	Other Operating Expenses	(447,000)	104,000
6.01.01.15	Deferred Revenue (note 22)	(6,000)	(5,000)
6.01.02	Changes in Assets and Liabilities	(1,548,000)	(2,123,000)
6.01.02.01	Accounts Receivable	(52,000)	(228,000)
6.01.02.02	Inventories	262,000	273,000
6.01.02.03	Recoverable Taxes	91,000	(67,000)
6.01.02.04	Other Assets	(66,000)	132,000
6.01.02.05	Related Parties	11,000	(278,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(47,000)	(38,000)
6.01.02.07	Trade Payables	(1,771,000)	(1,560,000)
6.01.02.08	Payroll and Related Taxes	(23,000)	(6,000)
6.01.02.09	Taxes and Social Contributions Payable	131,000	(61,000)
6.01.02.10	Legal claims	(27,000)	(19,000)
6.01.02.12	Other Payables	(57,000)	(281,000)
6.01.02.15	Received Dividends and Interest on shareholders' equity	-	10,000
6.02	Net Cash Provided by (Used in) Investing Activities	(261,000)	(127,000)
6.02.01	Capital Increase/Decrease on Subsidiaries	(53,000)	-
6.02.02	Acquisition of Property and Equipment (note 14)	(267,000)	(237,000)
6.02.03	Increase in Intangible Assets (note 15)	(32,000)	(46,000)
6.02.04	Sales of Property and Equipment	91,000	1,000
6.02.06	Net Cash Acquisition of Companies and Corporate Restructuring	-	155,000
6.03	Net Cash Provided by (Used in) Financing Activities	(1,209,000)	428,000
6.03.01	Capital Increase	7,000	1,000
6.03.02	Proceeds from Debt Issuance	1,868,000	899,000
6.03.03	Repayment of Debt	(3,084,000)	(469,000)
6.03.05	Payment of Dividends	-	(3,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(2,757,000)	(1,200,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,496,000	2,247,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,739,000	1,047,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 6/30/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.04	Capital Transactions with Shareholders	7,000	18,000	-	-	-	25,000
5.04.01	Capital Increases	7,000	-	-	-	-	7,000
5.04.03	Options Granted	-	14,000	-	-	-	14,000
5.04.09	Options Granted recognized in subsidiaries	-	4,000	-	-	-	4,000
5.05	Total Comprehensive Income	-	-	-	290,000	(8,000)	282,000
5.05.01	Net Income (loss) for the Period	-	-	-	290,000	-	290,000
5.05.02	Other Comprehensive Income	-	-	-	-	(8,000)	(8,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(8,000)	(8,000)
5.07	Closing Balance	6,818,000	349,000	2,718,000	290,000	(8,000)	10,167,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30,2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 6/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.04	Capital Transactions with Shareholders	1,000	11,000	(3,000)	-	-	9,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000
5.04.03	Options Granted	-	7,000	-	-	-	7,000
5.04.06	Dividends	-	-	(3,000)	-	-	(3,000)
5.04.09	Options Granted recognized in subsidiaries	-	4,000	-	-	-	4,000
5.05	Total Comprehensive Income	-	-	-	(326,000)	72,000	(254,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(326,000)	-	(326,000)
5.05.02	Other Comprehensive Income	-	-	-	-	72,000	72,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	72,000	72,000
5.06	Internal Changes of Shareholders’ Equity	-	-	1,000	-	-	1,000
5.06.05	Transactions with Non-controlling Interests	-	-	1,000	-	-	1,000
5.07	Closing Balance	6,807,000	313,000	3,331,000	(326,000)	(15,000)	10,110,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Current Quarter 4/01/2017 to 6/30/2017	Year to date current period 1/01/2017 to 6/30/2017
7.01	Revenues	14.071.000	12.802.000
7.01.01	Sales of Goods, Products and Services	13.870.000	12.810.000
7.01.02	Other Revenues	205.000	5.000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(4.000)	(13.000)
7.02	Products Acquired from Third Parties	(10.651.000)	(10.061.000)
7.02.01	Costs of Products, Goods and Services Sold	(9.115.000)	(8.549.000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1.536.000)	(1.512.000)
7.03	Gross Value Added	3.420.000	2.741.000
7.04	Retention	(321.000)	(283.000)
7.04.01	Depreciation and Amortization	(321.000)	(283.000)
7.05	Net Value Added Produced	3.099.000	2.458.000
7.06	Value Added Received in Transfer	306.000	(41.000)
7.06.01	Share of Profit of Subsidiaries and Associates	240.000	(90.000)
7.06.02	Financial Revenue	90.000	77.000
7.06.03	Other	(24.000)	(28.000)
7.06.03.01	Net Income from Descontinued Operations	(24.000)	(28.000)
7.07	Total Value Added to Distribute	3.405.000	2.417.000
7.08	Distribution of Value Added	3.405.000	2.417.000
7.08.01	Personnel	1.572.000	1.382.000
7.08.01.01	Direct Compensation	1.009.000	905.000
7.08.01.02	Benefits	330.000	290.000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	96.000	85.000
7.08.01.04	Other	137.000	102.000
7.08.02	Taxes, Fees and Contributions	763.000	614.000
7.08.02.01	Federal	892.000	360.000
7.08.02.02	State	(256.000)	181.000
7.08.02.03	Municipal	127.000	73.000
7.08.03	Value Distributed to Providers of Capital	780.000	747.000
7.08.03.01	Interest	422.000	444.000
7.08.03.02	Rentals	358.000	303.000
7.08.04	Value Distributed to Shareholders	290.000	(326.000)
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	290.000	(326.000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 6.30.2017	Previous Year 12.31.2016
1	Total Assets	41,011,000	45,217,000
1.01	Current Assets	26,968,000	31,651,000
1.01.01	Cash and Cash Equivalents	2,366,000	5,112,000
1.01.03	Accounts Receivable	598,000	669,000
1.01.03.01	Trade Receivables	502,000	543,000
1.01.03.02	Other Receivables	96,000	126,000
1.01.04	Inventories	4,427,000	4,641,000
1.01.06	Recoverable Taxes	449,000	674,000
1.01.07	Prepaid Expenses	196,000	97,000
1.01.08	Other Current Assets	18,932,000	20,458,000
1.01.08.01	Noncurrent Assets Held for Sale and Discontinued Operations	18,790,000	20,303,000
1.01.08.03	Other	142,000	155,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	49,000	-
1.01.08.03.02	Others Assets	93,000	155,000
1.02	Noncurrent Assets	14,043,000	13,566,000
1.02.01	Long-term Assets	2,889,000	2,137,000
1.02.01.03	Accounts Receivable	624,000	612,000
1.02.01.03.02	Other Receivables	624,000	612,000
1.02.01.06	Deferred Taxes	170,000	170,000
1.02.01.07	Prepaid Expenses	49,000	45,000
1.02.01.08	Receivables from Related Parties	19,000	17,000
1.02.01.09	Other Noncurrent Assets	2,027,000	1,293,000
1.02.01.09.04	Recoverable Taxes	1,278,000	632,000
1.02.01.09.05	Judicial Deposits	738,000	661,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	11,000	-
1.02.02	Investments	282,000	339,000
1.02.02.01	Investments in Associates	259,000	316,000
1.02.02.02	Investments Property	23,000	23,000
1.02.03	Property and Equipment, Net	8,985,000	9,182,000
1.02.04	Intangible Assets	1,887,000	1,908,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 6.30.2017	Previous Year 12.31.2016
2	Total Liabilities	41,011,000	45,217,000
2.01	Current Liabilities	22,161,000	27,582,000
2.01.01	Payroll and Related Taxes	602,000	614,000
2.01.02	Trade Payables	5,172,000	7,232,000
2.01.03	Taxes and Contributions Payable	363,000	254,000
2.01.04	Borrowings and Financing	1,486,000	2,957,000
2.01.05	Other Liabilities	651,000	889,000
2.01.05.01	Payables to Related Parties	160,000	147,000
2.01.05.02	Other	491,000	742,000
2.01.05.02.04	Utilities	33,000	17,000
2.01.05.02.05	Rent Payable	75,000	110,000
2.01.05.02.06	Advertisement Payable	32,000	43,000
2.01.05.02.07	Pass-through to Third Parties	13,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	28,000	116,000
2.01.05.02.09	Deferred revenue	79,000	224,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	-	7,000
2.01.05.02.12	Other Payables	201,000	182,000
2.01.05.02.13	Loalty Programs	30,000	28,000
2.01.06	Provisions	2,000	4,000
2.01.07	Noncurrent Liabilities Held for Sales	13,885,000	15,632,000
2.02	Noncurrent Liabilities	5,850,000	5,038,000
2.02.01	Borrowings and Financing	3,649,000	2,912,000
2.02.02	Other Liabilities	908,000	608,000
2.02.02.02	Other	908,000	608,000
2.02.02.02.03	Taxes Payable in Installments	765,000	540,000
2.02.02.02.04	Provision for Negative Equity	86,000	22,000
2.02.02.02.05	Financing Related to Acquisition of Assets	-	4,000
2.02.02.02.07	Other Payables	57,000	42,000
2.02.03	Deferred Taxes	258,000	317,000
2.02.04	Provisions	1,016,000	1,177,000
2.02.06	Deferred revenue	19,000	24,000
2.03	Consolidated Shareholders’ Equity	13,000,000	12,597,000
2.03.01	Share Capital	6,818,000	6,811,000
2.03.02	Capital Reserves	349,000	331,000
2.03.02.04	Options Granted	342,000	324,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	2,718,000	2,718,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	234,000	234,000
2.03.04.10	Expansion Reserve	2,299,000	2,299,000
2.03.04.12	Transactions with Non-Controlling interests	(91,000)	(91,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	290,000	-
2.03.08	Other Comprehensive Income	(8,000)	-
2.03.09	Non-controlling Interests	2,833,000	2,737,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 4/01/2017 to 6/30/2017	Year to date current period 1/01/2017 to 6/30/2017	Previous Quarter 4/01/2016 to 6/30/2016	Year to date previous period 1/01/2016 to 6/30/2016
3.01	Net Sales from Goods and/or Services	10,663,000	21,215,000	9,735,000	19,623,000
3.02	Cost of Goods Sold and/or Services Sold	(7,791,000)	(15,982,000)	(7,352,000)	(15,049,000)
3.03	Gross Profit	2,872,000	5,233,000	2,383,000	4,574,000
3.04	Operating Income/Expenses	(2,417,000)	(4,465,000)	(2,245,000)	(4,249,000)
3.04.01	Selling Expenses	(1,672,000)	(3,329,000)	(1,642,000)	(3,244,000)
3.04.02	General and Administrative Expenses	(232,000)	(459,000)	(219,000)	(429,000)
3.04.05	Other Operating Expenses	(498,000)	(654,000)	(405,000)	(620,000)
3.04.05.01	Depreciation/Amortization	(190,000)	(380,000)	(174,000)	(344,000)
3.04.05.03	Other Operating Expenses	(308,000)	(274,000)	(231,000)	(276,000)
3.04.06	Share of Profit of Subsidiaries and Associates	(15,000)	(23,000)	21,000	44,000
3.05	Profit before Financial Income (Expenses) and Taxes	455,000	768,000	138,000	325,000
3.06	Financial Income (Expenses), Net	(188,000)	(370,000)	(237,000)	(416,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	267,000	398,000	(99,000)	(91,000)
3.08	Income tax and Social Contribution	(92,000)	(142,000)	15,000	16,000
3.08.01	Current	(154,000)	(201,000)	(44,000)	(57,000)
3.08.02	Deferred	62,000	59,000	59,000	73,000
3.09	Net Income (loss) from Continuing Operations	175,000	256,000	(84,000)	(75,000)
3.10	Net Income from Descontinued Operations	(5,000)	128,000	(498,000)	(664,000)
3.10.01	Net Income (loss) from Descontinued Operations	(5,000)	128,000	(498,000)	(664,000)
3.11	Consolidated Net Income (loss)for the Period	170,000	384,000	(582,000)	(739,000)
3.11.01	Attributable to Owners of the Company	165,000	290,000	(275,000)	(326,000)
3.11.02	Attributable to Non-controlling Interests	5,000	94,000	(307,000)	(413,000)
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.58022	0.90449	(1.03713)	(1.22968)
3.99.01.02	Preferred	0.64166	0.99494	(1.03713)	(1.22968)
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.54508	1.02619	(1.03713)	(1.22968)
3.99.02.02	Preferred	0.64019	1.12881	(1.03713)	(1.22968)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 4/01/2017 to 6/30/2017	Year to date current period 1/01/2017 to 6/30/2017	Previous Quarter 4/01/2016 to 6/30/2016	Year to date previous period 1/01/2016 to 6/30/2016
4.01	Net Income (loss) for the Period	170.000	384.000	(582.000)	(739.000)
4.02	Other Comprehensive Income	(8.000)	(8.000)	187.000	260.000
4.02.01	Defined Benefit Plan	-	-	-	260.000
4.02.02	Cumulative Translation adjustment	-	-	187.000	-
4.03	Total Comprehensive Income for the Period	162.000	376.000	(395.000)	(479.000)
4.03.01	Attributable to Controlling Interests	157.000	282.000	(219.000)	(254.000)
4.03.02	Attributable to Non-Controlling Interests	5.000	94.000	(176.000)	(225.000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Current Quarter 1/1/2017 to 6/30/2017	Previous Quarter 1/01/2016 to 6/30/2016
6.01	Net Cash Provided by Operating Activities	(3,762,000)	(7,885,000)
6.01.01	Cash from Operations	1,178,000	820,000
6.01.01.01	Net Income (loss) for the Period	384,000	(739,000)
6.01.01.02	Deferred Income Tax and Social Contribution (note 19)	(184,000)	(67,000)
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	51,000	9,000
6.01.01.04	Depreciation/Amortization	406,000	558,000
6.01.01.05	Interest and Inflation Adjustments	486,000	647,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	9,000	(61,000)
6.01.01.08	Provision for Risks (note 20)	299,000	477,000
6.01.01.10	Share-based Payment	18,000	7,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	337,000	295,000
6.01.01.13	Provision for Obsolescence/breakage (note 10)	(18,000)	(10,000)
6.01.01.14	Other Operating Expenses	(447,000)	-
6.01.01.15	Deferred revenue (note 22)	(163,000)	(202,000)
6.01.01.18	Gain in disposal of subsidiaries	-	(94,000)
6.01.02	Changes in Assets and Liabilities	(4,940,000)	(8,705,000)
6.01.02.01	Accounts Receivable	(1,238,000)	(1,501,000)
6.01.02.02	Inventories	(497,000)	(149,000)
6.01.02.03	Recoverable Taxes	33,000	(441,000)
6.01.02.04	Other Assets	(85,000)	(239,000)
6.01.02.05	Related Parties	129,000	48,000
6.01.02.06	Restricted Deposits for Legal Proceeding	(177,000)	(137,000)
6.01.02.07	Trade Payables	(2,921,000)	(5,519,000)
6.01.02.08	Payroll and Related Taxes	(46,000)	29,000
6.01.02.09	Taxes and Social Contributions Payable	(6,000)	(82,000)
6.01.02.10	Legal Claims	(184,000)	(161,000)
6.01.02.11	Other Payables	(62,000)	(514,000)
6.01.02.12	Deferred revenue	(10,000)	31,000
6.01.02.13	Income and Social contribution, paid	(31,000)	(70,000)
6.01.02.15	Received Dividends and Interest on Shareholders' Equity	155,000	-
6.02	Net Cash Provided by (Used in) Investing Activities	(576,000)	(462,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(553,000)	(499,000)
6.02.03	Increase in Intangible Assets (note 15)	(120,000)	(162,000)
6.02.04	Sales of Property and Equipment (note 14)	97,000	108,000
6.02.08	Net Cash From Sale of Subsidiary	-	91,000
6.03	Net Cash Provided by Financing Activities	(1,688,000)	1,054,000
6.03.01	Capital Increase/Decrease	7,000	1,000
6.03.02	Proceeds from Debt Issuance	4,703,000	3,531,000
6.03.03	Repayment of Debt (note 16)	(6,390,000)	(3,139,000)
6.03.05	Payments of Dividends	-	(4,000)
6.03.06	Funds from share offering, net of costs	-	665,000
6.03.07	Acquisition of Subsidiary	(8,000)	-
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	-	(6,000)
6.05	Increase (Decrease) in Cash and Cash Equivalents	(6,026,000)	(7,299,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	9,142,000	11,015,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,116,000	3,716,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 6/30/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.04	Capital Transactions with Shareholders	7,000	18,000	-	-	-	25,000	2,000	27,000
5.04.01	Capital Increases	7,000	-	-	-	-	7,000	-	7,000
5.04.03	Options Granted	-	14,000	-	-	-	14,000	-	14,000
5.04.09	Options Granted - subsidiaries	-	4,000	-	-	-	4,000	2,000	6,000
5.05	Total Comprehensive Income	-	-	-	290,000	(8,000)	282,000	94,000	376,000
5.05.01	Net Income (loss) for the Period	-	-	-	290,000	-	290,000	94,000	384,000
5.05.02	Other Comprehensive Income	-	-	-	-	(8,000)	(8,000)	-	(8,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(8,000)	(8,000)	-	(8,000)
5.07	Closing Balance	6,818,000	349,000	2,718,000	290,000	(8,000)	10,167,000	2,833,000	13,000,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 6/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.04	Capital Transactions with Shareholders	1,000	11,000	(3,000)	-	-	9,000	3,000	12,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000	-	1,000
5.04.03	Options Granted	-	7,000	-	-	-	7,000	-	7,000
5.04.06	Dividends	-	-	(3,000)	-	-	(3,000)	-	(3,000)
5.04.09	Options Granted - subsidiaries	-	4,000	-	-	-	4,000	3,000	7,000
5.05	Total Comprehensive Income	-	-	-	(326,000)	72,000	(254,000)	(225,000)	(479,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(326,000)	-	(326,000)	(413,000)	(739,000)
5.05.02	Other Comprehensive Income	-	-	-	-	72,000	72,000	188,000	260,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	72,000	72,000	188,000	260,000
5.06	Internal Changes in Shareholders’ Equity	-	-	1,000	-	-	1,000	(3,000)	(2,000)
5.06.05	Settlement of Equity Instrument	-	-	1,000	-	-	1,000	(3,000)	(2,000)
5.07	Closing Balance	6,807,000	313,000	3,331,000	(326,000)	(15,000)	10,110,000	2,773,000	12,883,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2017 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Current Quarter 1/1/2017 to 6/30/2017	Previous Quarter 1/01/2016 to 6/30/2016
7.01	Revenues	23,260,000	21,289,000
7.01.01	Sales of Goods, Products and Services	23,052,000	21,282,000
7.01.02	Other Revenues	210,000	19,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(2,000)	(12,000)
7.02	Products Acquired from Third Parties	(18,629,000)	(17,503,000)
7.02.01	Costs of Products, Goods and Services Sold	(16,751,000)	(15,438,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,878,000)	(2,065,000)
7.03	Gross Value Added	4,631,000	3,786,000
7.04	Retention	(406,000)	(371,000)
7.05	Net Value Added Produced	4,225,000	3,415,000
7.06	Value Added Received in Transfer	210,000	(507,000)
7.06.01	Share of Profit of Subsidiaries and Associates	(23,000)	44,000
7.06.02	Financial Income	105,000	113,000
7.06.03	Others	128,000	(664,000)
7.06.03.01	Net Income from Descontinued Operations	128,000	(664,000)
7.07	Total Value Added to Distribute	4,435,000	2,908,000
7.08	Distribution of Value Added	4,435,000	2,908,000
7.08.01	Personnel	2,036,000	1,841,000
7.08.01.01	Direct Compensation	1,296,000	1,201,000
7.08.01.02	Benefits	444,000	409,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	121,000	112,000
7.08.01.04	Other	175,000	119,000
7.08.01.04.01	Interest	175,000	119,000
7.08.02	Taxes, Fees and Contributions	1,093,000	854,000
7.08.02.01	Federal	1,081,000	482,000
7.08.02.02	State	(128,000)	274,000
7.08.02.03	Municipal	140,000	98,000
7.08.03	Value Distributed to Providers of Capital	922,000	952,000
7.08.03.01	Interest	468,000	529,000
7.08.03.02	Rentals	454,000	423,000
7.08.04	Value Distributed to Shareholders	384,000	(739,000)
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	290,000	(326,000)
7.08.04.04	Noncontrolling Interest in Retained Earnings	94,000	(413,000)

São Paulo, Brazil, July 25, 2017 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the 2nd Quarter of 2017. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2016, except where stated otherwise. In the quarterly financial statements of GPA as of June 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retrospective adjustment of net sales and other profit or loss accounts, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

2Q17 RESULTS

Net sales up 9.0%(1), driven by 29.2%(1) growth at Assaí and continued recovery at Extra banner.

Food Segment Adjusted EBITDA of R$551 million(2), growing 104.3% from 2Q16(2)

Net income attributable to controlling shareholders improved to R$165 million, with margin of 1.5%

Operating Highlights

Multivarejo:

•         Continued market share gains in 2017 and accelerated growth at Extra Hiper, driven by commercial actions and sequential growth in the non-food segment;

•         Reduction of 3.0% in SG&A expenses supported by efficiency and productivity projects;

•         Adjusted EBITDA margin reached 4.9%(2), up 220 bps from 2Q16(2);

•         Launch of the My Discount program, with over one million downloads in the first ten days.

Assaí:

•         Strong net sales growth, as a result of the good performance of the new stores, and acceleration of same-store sales which grew 13.5%(1), with volume growth offsetting the effect from slower inflation;

•         Adjusted EBITDA margin reached 5.6%, up 260 bps from 2Q16(2)

Financial Highlights

•         Significant growth in net income attributable to controlling shareholders, to R$165 million, with margin of 1.5%, compared to R$125 million in 1Q17;

•         Stronger financial capacity: Net debt (3) fell R$888 million from 2Q16. Net debt(3)/Adjusted EBITDA ratio declined to 0.9x, from 1.4x a year earlier;

•         Financial result stood at 1.8% of net sales, down 20.7% from 2Q16.

Outlook

•         Strategic priorities: (i) Focus on and strengthening of Food segment; (ii) Outperforming the market in sales growth, supporting market share gains; (iii) Continually expanding the Assaí format; and (iv) Optimizing the store portfolio;

•         Economic environment and business evolution: High unemployment and weak consumption in Brazil pose a challenge to the recovery of the retail sector. However, in the last 12 months, GPA’s sales outperformed the market (ABRAS(4) and IBGE(5)), confirming the continuous market share gains posted by Extra Hiper and Assaí and the stability in the other segments.

•         Guidance for 2017: (i) Sales: continued market share gains at both Multivarejo and Assaí; (ii) EBITDA Margin(6): around 5.5% in the Food segment, supported by higher profitability at Assaí and stability at Multivarejo; (iii) CAPEX: approximately R$1.2 billion; and (iv) Goal of capturing US$50 million in LATAM synergies

 (1) Net revenue adjusted for the calendar effect. (2) Excluding non-recurring tax credits of R$447 million in 2Q17 (exclusively at Multivarejo) and R$288 million in 2Q16 (R$219 million at Multivarejo and R$69 million at Assaí). (3) Includes not discounted credit card receivables of R$329 million in 2Q17 and R$820 million in 2Q16. (4) Brazilian Supermarkets Association. (5) Monthly Retail Survey (PMC) conducted by IBGE. (6) EBITDA adjusted by Other Operating Income and Expenses.

“GPA’s 2Q17 results show our operational, commercial and financial progress across the Company's businesses, despite a still highly challenging macroeconomic scenario. To cite a few examples, the five initial conversions of hypermarkets to Assaí stores have resulted in higher sales multiples per square meter than our expectations, at Multivarejo we have been increasingly surgical and efficient in our communication with customers through initiatives such as "My Discount", and in ViaVarejo we have reaped the fruits of integrating e-commerce with brick and mortar stores. We remain confident and focused on implementing our strategic priorities for the second half of the year”.

Ronaldo Iabrudi – CEO of GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△

Gross Revenue	11,623	10,561	10.1%	11,623	10,561	10.1%	6,945	6,929	0.2%	4,678	3,632	28.8%
Net Revenue	10,663	9,735	9.5%	10,663	9,735	9.5%	6,390	6,389	0.0%	4,273	3,347	27.7%
Gross Profit	2,872	2,383	20.5%	2,872	2,383	20.5%	2,198	1,869	17.6%	675	514	31.2%
Gross Margin	26.9%	24.5%	240 bps	26.9%	24.5%	240 bps	34.4%	29.3%	510 bps	15.8%	15.4%	40 bps
Selling, General and Adm. Expenses	(1,904)	(1,861)	2.3%	(1,904)	(1,861)	2.3%	(1,468)	(1,513)	-3.0%	(437)	(348)	25.6%
% of Net Revenue	17.9%	19.1%	-120 bps	17.9%	19.1%	-120 bps	23.0%	23.7%	-70 bps	10.2%	10.4%	-20 bps
EBITDA (2)	659	326	102.4%	690	326	112.0%	486	196	147.6%	204	129	57.7%
EBITDA Margin	6.2%	3.3%	290 bps	6.5%	3.3%	320 bps	7.6%	3.1%	450 bps	4.8%	3.9%	90 bps
Adjusted EBITDA(2)(3)	967	557	73.4%	998	557	78.9%	758	390	94.5%	239	168	42.7%
Adjusted EBITDA Margin	9.1%	5.7%	340 bps	9.4%	5.7%	370 bps	11.9%	6.1%	580 bps	5.6%	5.0%	60 bps
Net Financial Revenue (Expenses)	(188)	(237)	-20.7%	(188)	(237)	-20.7%	(170)	(208)	-18.3%	(18)	(29)	-37.8%
% of Net Revenue	1.8%	2.4%	-60 bps	1.8%	2.4%	-60 bps	2.7%	3.3%	-60 bps	0.4%	0.9%	-50 bps
Net Income (Loss) - Consolidated Controlling
Shareholders	165	(277)	n.a.	206	(101)	n.a.	110	(140)	n.a.	96	38	151.9%
Net Margin	1.5%	-2.8%	430 bps	1.9%	-1.0%	290 bps	1.7%	-2.2%	390 bps	2.3%	1.1%	120 bps
Adjusted Net Income (Loss) - Controlling Shareholders -
	412	100	311.7%	443	100	342.7%	323	28	n.a.	120	72	67.4%
continuing operations (4)
Adjusted Net Margin	3.9%	1.0%	290 bps	4.2%	1.0%	320 bps	5.1%	0.4%	470 bps	2.8%	2.1%	70 bps

Gross Profit and Adjusted EBITDA excluding non-recurring tax credits (5)

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△
Gross Profit Excl. tax credits	2,425	2,095	15.7%	2,425	2,095	15.7%	1,751	1,650	6.1%	675	445	51.6%
Gross Margin Excl. tax credits	22.7%	21.5%	120 bps	22.7%	21.5%	120 bps	27.4%	25.8%	160 bps	15.8%	13.3%	250 bps
Adjusted EBITDA Excl. tax credits(2)(3)	520	269	92.8%	551	269	104.3%	311	171	82.3%	239	99	142.4%
Adjusted EBITDA Margin Excl. tax credits	4.9%	2.8%	210 bps	5.2%	2.8%	240 bps	4.9%	2.7%	220 bps	5.6%	3.0%	260 bps

(1) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (2) Earnings before interest, tax, depreciation and amortization; (3) Adjusted by “Other Operating Income and Expenses”  (4) Net Income adjusted by “Other Operating Income and Expenses”,. (5) R$447 million in 2Q17 (exclusively at Multivarejo) and R$288 million in 2Q16 (R$219 million at Multivarejo and R$69 million at Assaí).

SALES PERFORMANCE

Net Sales totaled R$10.7 billion, up 9.5%, or 9.0% if adjusted for the calendar effect, driven by:

•         Consistent growth by Assaí, of 27.7% (or 29.2% if adjusted for the calendar effect), with volume growth neutralizing the effect of lower inflation;

•         Acceleration of the Extra banner, especially Hiper (same-store sales growth of 7.6%, compared to 5.4% in 1Q17, adjusted for the calendar effect);

•         Multivarejo and Assaí continued to gain market share in the quarter .

At Multivarejo, net sales in the quarter amounted to R$6.4 billion, with same-store sales growth of 1.2%, adjusted for the calendar effect. The highlights were the continuous market share gain in 2017 compared to 2016, and accelerated growth of Extra Hiper, driven by the sequential improvement of non-food categories.

In the total-store concept, performance was negatively impacted by the closure of Extra Hiper stores, which will be converted into Assaí stores and also by the sharp decline in food inflation. Some food categories, such as vegetables, registered deflation in June, which affected the performance of the Pão de Açúcar and Extra Super banners, whose share of these categories is higher.

The end of the quarter saw the launch of the “My Discount” Program, which consists of personalized offers through a mobile app targeted at around 12 million customers of the loyalty program. Other initiatives were also implemented or are under implementation to increase customer traffic and sales:

•         Strengthening of commercial campaigns at regional units;

•         Cell phone bonus: promotional discounts obtained at the store may be converted into prepaid bonus;

•         Pão de Açúcar store renovations: target of renewing approximately 15-20 stores in the coming quarters.

At Assaí, net sales totaled R$4.3 billion, growing 27.7% from 2Q16 (or 29.2% adjusted for the calendar effect). Same-store sales growth accelerated to 13.5% adjusted for the calendar effect, driven by strong growth in customer traffic and volumes in the quarter, which offset the decline in food inflation. Important to highlight the acceleration of real growth compared to the previous quarter.

With Carapicuíba store conversion on June, Assaí totaled 110 stores and already accounts for 40.1% of Food Business’ net sales, compared to 34.4% last year. The format continued to gain market share in the quarter, of around 400 bps compared to the same period last year, in an expanding market segment.

In 1H17, the converted stores maintained a high sales multiple of around 2.5 times and their profitability was similar to the total profitability of the format, which is already higher than it was prior to their conversion.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

Gross profit came to R$2,198 million, with margin of 34.4%. The period was impacted by the recognition of non-recurring tax credits related to the restitution of ICMS ST (Tax Substitution), which generated a positive impact of R$447 million on gross margin. Excluding the effects from these tax credits, gross margin was 27.4%, virtually stable in relation to 1Q17. Compared to the margin of 25.8%(*) in 2Q16, the expansion was 160 bps. The main impacts were:

           •            Improved shrinkage levels due to higher logistics efficiency;

           •            More successful investments in promotions;

           •            Closure of Extra Hiper stores, whose gross margin is lower than the average of Multivarejo;

           •            New tax framework for ICMS ST (Tax Substitution), whose positive impact was mostly offset by Easter.

Selling, general and administrative expenses came to R$ 1,468 million, down 3.0% from 2Q16, chiefly due to:

           •            Reduction in electricity consumption as a result of the efficiency projects;

           •            Optimization of headcount due to productivity gains in the operations at stores and DCs.

Other Operating Income and Expenses were an expense of R$272 million and mainly related to the following: (i) inclusion of federal taxes of R$183 million in the Special Tax Regularization Program (PERT); and (ii) restructuring expenses related to stores under conversion process to Assaí and property, plant and equipment results which totaled R $ 80 million.

Adjusted EBITDA, excluding tax credits, amounted to R$311 million in the quarter, growing 82.3% from 2Q16(*). Adjusted EBITDA margin reached 4.9%, up 220 bps from 2Q16(*).

Assaí

Gross margin reached 15.8%, higher than in 2Q16(*), mainly due to:

•         Higher-than-expected maturation of stores opened in the last two years;

•         Higher share of individuals;

•         Optimization of commercial actions.

•         Improvement in shrinkage;

•         New tax framework related to ICMS ST (Tax Substitution);

Operating expenses reached 10.2%, down 20 bps from 2Q16, despite the format’s strong growth pace. The maturity of stores led to lower operating expenses due to the higher efficiency of the new format and to the greater dilution of administrative expenses.

Adjusted EBITDA amounted to R$239 million, with margin of 5.6%, up 260 bps from 2Q16(*), reflecting the improvement in gross margin and the higher dilution of expenses, driven by the strong pace of sales growth.

(*) Excluding non-recurring tax credits in 2Q16 of R$219 million at Multivarejo and of R$69 million at Assaí.

FINANCIAL PERFORMANCE

Financial Result

Financial result came to R$188 million, or 1.8% of net sales, down 20.7% from 2Q16.

The improvement is explained mainly by the gross debt reduction of R$440 million, as well as by the lower interest rate (14.1% in 2Q16 vs. 10.9% in 2Q17). Cost of receivables discount remained stable at 0.3% of net sales.

Net Income

Net income attributable to controlling shareholders, considering both continuing and discontinued operations, amounted to R$165 million, with margin of 1.5%, driven by the better business performance.

In the food segment, net income attributable to controlling shareholders, considering continuing operations and adjusted for other operational income and expenses, came to R$443 million, or R$343 million more than in 2Q16, led by the significant growth posted by Assaí.

Earnings per Share (EPS)

Diluted EPS was 0.58212 per common share and 0.64033 per preferred share.

Net Debt

Net debt, adjusted for not discounted receivables, amounted to R$2,380 million, improving R$888 million from 2Q16. The Company continues to strengthen its financial position, with the net debt / Adjusted EBITDA ratio reaching 0.9x in 2Q17, compared to 1.4x last year.

Gross debt stood at R$5,075 million, down R$440 million from 2Q16.

Cash balance was R$2,366 million and the balance of not discounted receivables was R$329 million, bringing total cash and cash equivalents to R$2.7 billion. Moreover, preapproved/confirmed credit lines amounted to R$1.3 billion.

Capex

Capex in the Food segment came to R$286 million, higher than in the same period last year, mainly due to the conversions of Extra Hiper stores into Assaí stores.

Three stores were converted in the quarter, besides 11 more that are undergoing conversion. By the end of 2017, the Company should conclude 16 conversions. Moreover, 3 stores were opened in the quarter, with 1 Assaí and 2 Minuto Pão de Açúcar. Assaí should close the year with 6 to 8 new stores, which includes entering two new states.

The lower maintenance and renovation capex in the quarter is due to the comparison base, since energy efficiency projects were implemented in several stores last year, resulting in fewer stores for 2017.

II. Latin American Synergies

Continuation of the process to capture synergies in Latin America, with the following highlights:

•         Textile project in execution, with store implementation by year-end estimated at over 30 stores;

•         Joint negotiations in categories for indirect purchasing (shopping carts, baskets, plastic bags, etc.);

•         Exchange of best practices to reduce shrinkage in perishables;

•         Aliados Compre Bem Project, which already has 236 partners and aims to reach around 500 by year-end.

•         Capture of synergies expected in the total of US$ 50 million for Latin America. Attainment is progressing in line with the goal.

III. Outlook

Strategic priorities:

1)      Focus on Food segment: Continuous investments in higher-return formats, such as Assaí and Pão de Açúcar, and intensification of store renovations;

2)      Optimization of portfolio: Focus on conversions of Extra Hiper stores into Assaí;

3)      Continuous expansion of Assaí: Total of 16 conversions and 6 to 8 new stores, with an average return of over 20%.

Guidance for 2017:

1)      Sales: continued market share gains at both Multivarejo and Assaí;

2)      EBITDA Margin(1): around 5.5% in the Food segment, supported by higher profitability at Assaí and stability at Multivarejo;

3)      CAPEX: approximately R$1.2 billion;

(1)EBITDA adjusted by Other Operating Income and Expenses.

IV. Additional Information

2Q17 Results Conference Call and Webcast

10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for audio in Portuguese: 1449444#
Access code for audio in English: 2325602#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

V. Appendices

Glossary

Company’s Business: The Company’s business is divided into two segments – Retail and Cash & Carry – grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted Net Income: Measure of profitability calculated as Net Income from continuing operations excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses
(R$ million)	06.30.2017	03.31.2017	06.30.2016	06.30.2017	03.31.2017	06.30.2016
Current Assets	26,968	27,970	19,448	8,183	8,126	7,956
Cash and Marketable Securities	2,366	1,683	3,716	2,366	1,683	1,426
Accounts Receivable	502	682	4,310	507	687	1,073
Credit Cards	329	404	1,982	329	404	820
Payment book	-	-	1,806	-	-	-
Sales Vouchers and Others	127	167	792	132	171	180
Allowance for Doubtful Accounts	(3)	(3)	(357)	(3)	(3)	(2)
Resulting from Commercial Agreements	49	114	87	49	114	74
Inventories	4,427	4,578	8,943	4,427	4,578	4,425
Recoverable Taxes	449	617	1,547	449	617	616
Noncurrent Assets for Sale	18,790	19,848	9	-	-	8
Expenses in Advance and Other Accounts Receivables	434	562	922	434	561	408
Noncurrent Assets	14,043	13,422	22,586	14,076	13,444	16,113
Long-Term Assets	2,889	2,197	5,113	2,917	2,215	1,960
Accounts Receivables	-	-	119	-	-	-
Credit Cards	-	-	15	-	-	-
Payment Book	-	-	119	-	-	-
Allowance for Doubtful Accounts	-	-	(15)	-	-	-
Recoverable Taxes	1,278	653	2,473	1,278	653	569
Deferred Income Tax and Social Contribution	170	181	330	170	181	16
Amounts Receivable from Related Parties	19	28	342	48	47	77
Judicial Deposits	738	680	1,151	738	680	629
Expenses in Advance and Others	684	655	699	684	655	669
Investments	282	356	469	282	355	303
Property and Equipment	8,985	8,972	10,532	8,985	8,972	9,032
Intangible Assets	1,887	1,897	6,472	1,892	1,902	4,819
TOTAL ASSETS	41,011	41,392	42,034	22,259	21,571	24,070

LIABILITIES
	Consolidated			Food Businesses
	06.30.2017	03.31.2017	06.30.2016	06.30.2017	03.31.2017	06.30.2016
Current Liabilities	22,161	23,912	21,666	8,476	9,147	9,087
Suppliers	5,172	5,241	10,268	5,174	5,243	4,470
Suppliers ('Forfait')	-	-	430	-	-	-
Loans and Financing	1,439	1,379	3,184	1,439	1,379	2,390
Payment Book (CDCI)	-	-	2,355	-	-	-
Debentures	47	852	575	47	852	575
Payroll and Related Charges	602	609	1,052	602	609	556
Taxes and Social Contribution Payable	363	203	729	363	203	179
Dividends Proposed	-	-	2	-	-	0
Financing for Purchase of Fixed Assets	28	49	113	28	49	86
Rents	75	76	119	75	76	77
Acquisition of minority interest	-	8	82	-	8	82
Debt with Related Parties	160	145	1,247	351	334	363
Advertisement	32	35	67	32	35	50
Provision for Restructuring	2	3	8	2	3	4
Advanced Revenue	79	103	350	79	103	56
Non-current Assets Held for Sale	13,885	14,961	-	-	-	-
Others	277	248	1,086	283	253	200
Long-Term Liabilities	5,850	4,659	7,484	5,850	4,659	5,193
Loans and Financing	669	663	1,803	669	663	1,653
Payment Book (CDCI)	-	-	193	-	-	-
Debentures	2,980	1,906	898	2,980	1,906	898
Financing for Purchase of Assets	-	-	4	-	-	4
Acquisition of minority interest	-	-	23	-	-	-
Deferred Income Tax and Social Contribution	258	331	1,058	258	331	1,031
Tax Installments	765	528	555	765	528	554
Provision for Contingencies	1,016	1,116	1,784	1,016	1,116	992
Advanced Revenue	19	22	1,117	19	22	29
Others	143	93	49	143	93	33
Shareholders' Equity	13,000	12,821	12,883	7,933	7,765	9,789
Capital	6,818	6,815	6,807	5,516	5,519	5,375
Capital Reserves	349	336	313	349	336	313
Profit Reserves	3,000	2,843	3,005	2,068	1,910	2,978
Adjustment of Equity Valuation	-	-	(15)	-	-	(14)
Minority Interest	2,833	2,827	2,773	0	-	1,138
TOTAL LIABILITIES	41,011	41,392	42,034	22,259	21,571	24,070

2. Income Statement - 2Q17

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△
Gross Revenue	11,623	10,561	10.1%	11,623	10,561	10.1%	6,945	6,929	0.2%	4,678	3,632	28.8%
Net Revenue	10,663	9,735	9.5%	10,663	9,735	9.5%	6,390	6,389	0.0%	4,273	3,347	27.7%
Cost of Goods Sold	(7,777)	(7,338)	6.0%	(7,777)	(7,338)	6.0%	(4,180)	(4,507)	-7.2%	(3,597)	(2,832)	27.0%
Depreciation (Logistic)	(14)	(14)	-1.8%	(14)	(14)	-1.8%	(12)	(13)	-3.7%	(1)	(1)	18.5%
Gross Profit	2,872	2,383	20.5%	2,872	2,383	20.5%	2,198	1,869	17.6%	675	514	31.2%
Selling Expenses	(1,672)	(1,642)	1.9%	(1,672)	(1,642)	1.9%	(1,288)	(1,342)	-4.0%	(384)	(300)	28.0%
General and Administrative Expenses	(232)	(219)	6.0%	(232)	(219)	6.0%	(179)	(171)	4.7%	(53)	(48)	10.9%
Selling, General and Adm. Expenses	(1,904)	(1,861)	2.3%	(1,904)	(1,861)	2.3%	(1,468)	(1,513)	-3.0%	(437)	(348)	25.6%
Equity Income(2)	(15)	21	n.a.	16	21	-23.8%	16	21	-23.8%	-	-	n.a.
Other Operating Revenue (Expenses)	(307)	(232)	32.6%	(307)	(232)	32.6%	(272)	(193)	40.6%	(36)	(39)	-7.7%
Depreciation and Amortization	(190)	(174)	9.6%	(190)	(174)	9.6%	(149)	(142)	5.1%	(41)	(32)	29.9%
Earnings before interest and Taxes - EBIT	455	138	229.6%	486	138	252.1%	325	42	680.1%	161	96	67.3%
Financial Revenue	41	49	-17.7%	41	49	-17.7%	33	40	-17.1%	8	10	-20.2%
Financial Expenses	(229)	(286)	-20.2%	(229)	(286)	-20.2%	(203)	(248)	-18.1%	(26)	(39)	-33.3%
Net Financial Result	(188)	(237)	-20.7%	(188)	(237)	-20.7%	(170)	(208)	-18.3%	(18)	(29)	-37.8%
Income (Loss) Before Income Tax	267	(99)	n.a.	298	(99)	n.a.	155	(166)	n.a.	143	68	112.3%
Income Tax	(93)	14	n.a.	(93)	14	n.a.	(46)	43	n.a.	(47)	(29)	60.6%
Net Income (Loss) Company - continuing operations	174	(85)	n.a.	205	(85)	n.a.	109	(123)	n.a.	96	38	151.9%
Net Result from discontinued operations	(5)	(498)	-99.0%	1	(16)	n.a.	1	(16)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	169	(583)	n.a.	206	(101)	n.a.	109	(140)	n.a.	96	38	151.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	174	(85)	n.a.	205	(85)	n.a.	108	(123)	n.a.	96	38	151.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(9)	(192)	-95.3%	2	(16)	n.a.	2	(16)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	165	(277)	n.a.	206	(101)	n.a.	110	(140)	n.a.	96	38	151.9%
Minority Interest - Noncontrolling - continuing operations	1	-	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	4	(306)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	5	(306)	n.a.	(0)	-	n.a.	(0)	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	659	326	102.4%	690	326	112.0%	486	196	147.6%	204	129	57.7%
Adjusted EBITDA (4)	967	557	73.4%	998	557	78.9%	758	390	94.5%	239	168	42.7%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% of Net Revenue
	2Q17	2Q16		2Q17	2Q16		2Q17	2Q16		2Q17	2Q16
Gross Profit	26.9%	24.5%		26.9%	24.5%		34.4%	29.3%		15.8%	15.4%
Selling Expenses	15.7%	16.9%		15.7%	16.9%		20.2%	21.0%		9.0%	9.0%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.7%		1.2%	1.4%
Selling, General and Adm. Expenses	17.9%	19.1%		17.9%	19.1%		23.0%	23.7%		10.2%	10.4%
Equity Income(2)	-0.1%	0.2%		0.1%	0.2%		0.2%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	2.9%	2.4%		2.9%	2.4%		4.3%	3.0%		0.8%	1.2%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.3%	2.2%		1.0%	0.9%
EBIT	4.3%	1.4%		4.6%	1.4%		5.1%	0.7%		3.8%	2.9%
Net Financial Revenue (Expenses)	1.8%	2.4%		1.8%	2.4%		2.7%	3.3%		0.4%	0.9%
Income Before Income Tax	2.5%	-1.0%		2.8%	-1.0%		2.4%	-2.6%		3.4%	2.0%
Income Tax	-0.9%	0.1%		-0.9%	0.1%		-0.7%	0.7%		-1.1%	-0.9%
Net Income (Loss) Company - continuing operations	1.6%	-0.9%		1.9%	-0.9%		1.7%	-1.9%		2.3%	1.1%
Net Income (Loss) - Consolidated Company	1.6%	-6.0%		1.9%	-1.0%		1.7%	-2.2%		2.3%	1.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.6%	-0.9%		1.9%	-0.9%		1.7%	-1.9%		2.3%	1.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.5%	-2.8%		1.9%	-1.0%		1.7%	-2.2%		2.3%	1.1%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.0%	-3.1%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	6.2%	3.3%		6.5%	3.3%		7.6%	3.1%		4.8%	3.9%
Adjusted EBITDA (4)	9.1%	5.7%		9.4%	5.7%		11.9%	6.1%		5.6%	5.0%
(1) Includes the result of Malls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

2.1 Income Statement – 1H17

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1H17	1H16	△	1H17	1H16	△	1H17	1H16	△	1H17	1H16	△
Gross Revenue	23,053	21,282	8.3%	23,053	21,282	8.3%	13,975	14,236	-1.8%	9,078	7,046	28.8%
Net Revenue	21,215	19,623	8.1%	21,215	19,623	8.1%	12,904	13,129	-1.7%	8,312	6,495	28.0%
Cost of Goods Sold	(15,956)	(15,021)	6.2%	(15,956)	(15,021)	6.2%	(8,903)	(9,472)	-6.0%	(7,053)	(5,549)	27.1%
Depreciation (Logistic)	(26)	(28)	-5.4%	(26)	(28)	-5.4%	(23)	(25)	-7.5%	(3)	(2)	18.4%
Gross Profit	5,234	4,575	14.4%	5,234	4,575	14.4%	3,978	3,631	9.5%	1,256	943	33.2%
Selling Expenses	(3,329)	(3,244)	2.6%	(3,329)	(3,244)	2.6%	(2,574)	(2,654)	-3.0%	(755)	(589)	28.1%
General and Administrative Expenses	(459)	(429)	7.0%	(459)	(429)	7.0%	(357)	(341)	4.6%	(102)	(88)	16.6%
Selling, General and Adm. Expenses	(3,789)	(3,673)	3.2%	(3,789)	(3,673)	3.2%	(2,931)	(2,995)	-2.1%	(857)	(677)	26.6%
Equity Income(2)	(23)	44	n.a.	33	44	-24.7%	33	44	-24.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(274)	(277)	-1.0%	(274)	(277)	-1.0%	(251)	(237)	5.8%	(23)	(39)	-41.6%
Depreciation and Amortization	(380)	(344)	10.5%	(380)	(344)	10.5%	(298)	(282)	5.9%	(82)	(62)	31.6%
Earnings before interest and Taxes - EBIT	768	326	135.9%	824	326	153.1%	530	161	229.5%	294	165	78.6%
Financial Revenue	98	113	-13.2%	98	113	-13.2%	83	94	-11.4%	15	20	-21.9%
Financial Expenses	(468)	(529)	-11.5%	(468)	(529)	-11.5%	(417)	(462)	-9.7%	(51)	(67)	-23.7%
Net Financial Revenue (Expenses)	(370)	(416)	-11.0%	(370)	(416)	-11.0%	(334)	(369)	-9.3%	(36)	(47)	-24.5%
Income Before Income Tax	398	(90)	n.a.	454	(90)	n.a.	196	(208)	n.a.	258	117	120.2%
Income Tax	(142)	14	n.a.	(142)	14	n.a.	(57)	60	n.a.	(86)	(46)	85.6%
Net Income (Loss) Company - continuing operations	256	(76)	n.a.	312	(76)	n.a.	139	(147)	n.a.	172	71	142.7%
Net Result from discontinued operations	129	(663)	n.a.	(25)	(27)	-7.1%	(25)	(27)	-7.1%	-	-	n.a.
Net Income (Loss) - Consolidated Company	384	(739)	n.a.	287	(103)	n.a.	114	(174)	n.a.	172	71	142.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	256	(76)	n.a.	312	(76)	n.a.	139	(147)	n.a.	172	71	142.7%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	34	(250)	n.a.	(24)	(27)	-10.7%	(24)	(27)	-10.7%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	290	(326)	n.a.	288	(103)	n.a.	115	(174)	n.a.	172	71	142.7%
Minority Interest - Noncontrolling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	94	(414)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	94	(414)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,174	697	68.5%	1,230	697	76.5%	852	468	82.0%	378	229	65.3%
Adjusted EBITDA (4)	1,448	974	48.7%	1,504	974	54.5%	1,103	705	56.4%	401	268	49.6%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% Net Sales Revenue
	1H17	1H16		1H17	1H16		1H17	1H16		1H17	1H16
Gross Profit	24.7%	23.3%		24.7%	23.3%		30.8%	27.7%		15.1%	14.5%
Selling Expenses	15.7%	16.5%		15.7%	16.5%		20.0%	20.2%		9.1%	9.1%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.6%		1.2%	1.4%
Selling, General and Adm. Expenses	17.9%	18.7%		17.9%	18.7%		22.7%	22.8%		10.3%	10.4%
Equity Income(2)	-0.1%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.3%	1.4%		1.3%	1.4%		1.9%	1.8%		0.3%	0.6%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.3%	2.1%		1.0%	1.0%
EBIT	3.6%	1.7%		3.9%	1.7%		4.1%	1.2%		3.5%	2.5%
Net Financial Revenue (Expenses)	1.7%	2.1%		1.7%	2.1%		2.6%	2.8%		0.4%	0.7%
Income Before Income Tax	1.9%	-0.5%		2.1%	-0.5%		1.5%	-1.6%		3.1%	1.8%
Income Tax	-0.7%	0.1%		-0.7%	0.1%		-0.4%	0.5%		-1.0%	-0.7%
Net Income (Loss) Company - continuing operations	1.2%	-0.4%		1.5%	-0.4%		1.1%	-1.1%		2.1%	1.1%
Net Income (Loss) - Consolidated Company	1.8%	-3.8%		1.4%	-0.5%		0.9%	-1.3%		2.1%	1.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.2%	-0.4%		1.5%	-0.4%		1.1%	-1.1%		2.1%	1.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.4%	-1.7%		1.4%	-0.5%		0.9%	-1.3%		2.1%	1.1%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.4%	-2.1%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.5%	3.6%		5.8%	3.6%		6.6%	3.6%		4.6%	3.5%
Adjusted EBITDA (4)	6.8%	5.0%		7.1%	5.0%		8.5%	5.4%		4.8%	4.1%
(1) Includes the result of Malls and Corporation
(2) Cdiscount's equity income,in the amount of -R $ 16 million, is considered in the Consolidated and not in the Retail and Cash and Carry segments of Automotive.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

3. Financial Result

	Consolidated
(R$ million)	2Q17	2Q16	△	1H17	1H16	△

Financial Revenue	41	49	-17.7%	98	113	-13.2%
Financial Expenses	(229)	(286)	-20.2%	(468)	(529)	-11.5%
Cost of Debt	(137)	(191)	-28.1%	(311)	(342)	-9.0%
Cost of Sale of Receivables of Credit Card	(33)	(27)	21.9%	(73)	(57)	27.2%
Restatement of Contingent Liabilities and Other financial expenses	(58)	(68)	-14.1%	(85)	(130)	-34.8%
Net Financial Revenue (Expenses)	(188)	(237)	-20.7%	(370)	(416)	-11.0%
% of Net Revenue	1.8%	2.4%	-60 bps	1.7%	2.1%	-40 bps

In the financial statements of GPA of June 30, 2017, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

4. Net income

	Consolidated						Food Business

(R$ million)	2Q17	2Q16	△	1H17	1H16	△	2Q17	2Q16	△%	1H17	1H16	△%

EBITDA	659	326	102.4%	1,174	697	68.5%	690	326	112.0%	1,230	697	76.5%
Depreciation (Logistic)	(14)	(14)	-1.8%	(26)	(28)	-5.4%	(14)	(14)	-1.8%	(26)	(28)	-5.4%
Depreciation and Amortization	(190)	(174)	9.6%	(380)	(344)	10.5%	(190)	(174)	9.6%	(380)	(344)	10.5%
Net Financial Revenue (Expenses)	(188)	(237)	-20.7%	(370)	(416)	-11.0%	(188)	(237)	-20.7%	(370)	(416)	-11.0%
Income (Loss) before Income Tax	267	(99)	n.a.	398	(90)	n.a.	298	(99)	n.a.	454	(90)	n.a.
Income Tax	(93)	14	n.a.	(142)	14	n.a.	(93)	14	n.a.	(142)	14	n.a.
Net Income (Loss) Company - continuing operations	174	(85)	n.a.	256	(76)	n.a.	205	(85)	n.a.	312	(76)	n.a.
Net income from discontinued operations	(5)	(498)	-99.0%	129	(663)	n.a.	1	(16)	n.a.	(25)	(27)	-7.1%
Net Income (Loss) Consolidated Company	169	(583)	n.a.	384	(739)	n.a.	206	(101)	n.a.	287	(103)	n.a.

Net Income (Loss) - Controlling Shareholders - continuing
operations	174	(85)	n.a.	256	(76)	n.a.	205	(85)	n.a.	312	(76)	n.a.
Net Income (Loss) - Controlling Shareholders -	(9)	(192)	-95.3%	34	(250)	n.a.	2	(16)	n.a.	(24)	(27)	-10.7%
descontinuing operations
Net Income (Loss) - Controlling Shareholders - Consolidated	165	(277)	n.a.	290	(326)	n.a.	206	(101)	n.a.	288	(103)	n.a.

Other Operating Revenue (Expenses)	(307)	(232)	32.6%	(274)	(277)	-1.0%	(307)	(232)	32.6%	(274)	(277)	-1.0%
Income Tax from Other Operating Revenues (Expenses) and
Income Tax from Nonrecurring	69	47	48.1%	60	58	2.9%	69	47	48.1%	60	58	2.9%
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	412	100	311.7%	470	142	230.4%	443	100	342.7%	526	142	269.8%
Adjusted Net Margin - Controlling Shareholders	3.9%	1.0%	290 bps	2.2%	0.7%	150 bps	4.2%	1.0%	320 bps	2.5%	0.7%	2 bps
(1) Adjusted Net Income by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

In the financial statements of GPA on June 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retroactively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Debt – Consolidated

			06.30.2016
(R$ million)	06.30.2017	06.30.2016	Consolidated
	Food	Food	including Via
	Business	Business	Varejo

Short Term Debt	(1,437)	(2,965)	(3,759)
Loans and Financing	(1,439)	(2,390)	(3,184)
Debentures and Promissory Notes	(47)	(575)	(575)
Financial Instruments- Fair Value Hedge	49
Long Term Debt	(3,638)	(2,551)	(2,701)
Loans and Financing	(669)	(1,653)	(1,803)
Debentures	(2,980)	(898)	(898)
Financial Instruments- Fair Value Hedge	11
Total Gross Debt	(5,075)	(5,515)	(6,460)
Cash and Financial investments	2,366	1,426	3,716
Net Debt	(2,709)	(4,089)	(2,744)
EBITDA(1)	2,660	2,392	3,033
Net Debt / EBITDA(1)	-1.0x	-1.7x	-0.9x
Payment Book (CDCI)	-	-	(2,548)
On balance Credit Card Receivables not discounted	329	820	1,997
Net Debt with Payment Book and Credit Card Receivables not discounted	(2,380)	(3,268)	(3,295)
Net Debt with Payment Book and Credit Card Receivables not discounted / EBITDA(1)	-0.9x	-1.4x	-1.1x

In the financial statements of GPA of June 30, 2017, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

However, this technical standard does not require restatement of the balance sheet in such situations. For better comparison between the periods, a column presenting comparable results for March 2016 was added to the above table on debt.

(1) EBITDA in the last 12 months. EBITDA adjusted by Other Operating Income and Expenses.

6. Cash Flow -Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2017	06.30.2016
Net Income (Loss) for the period	384	(739)
Adjustment for reconciliation of net income
Deferred income tax	(184)	(67)
Loss (gain) on disposal of fixed and intangible assets	51	9
Depreciation and amortization	406	558
Interests and exchange variation	486	647
Equity Income	9	(61)
Provision for contingencies	299	477
Share-Based Compensation	18	7
Allowance for doubtful accounts	337	295
Provision for obsolescence/breakage	(18)	(10)
Gains resulting from sale of subisidiaries	-	(94)
Deferred revenue	(163)	(202)
Other Operating Expenses	(447)	-
	1,178	820
Asset (Increase) decreases
Accounts receivable	(1,238)	(1,501)
Inventories	(497)	(149)
Taxes recoverable	33	(441)
Dividends received	155	-
Other Assets	(85)	(239)
Related parties	129	48
Restricted deposits for legal proceeding	(177)	(137)
	(1,680)	(2,419)
Liability (Increase) decrease
Suppliers	(2,921)	(5,519)
Payroll and charges	(46)	29
Taxes and Social contributions payable	(6)	(82)
Other Accounts Payable	(62)	(514)
Contingencies	(184)	(161)
Deferred revenue	(10)	31
Taxes and Social contributions paid	(31)	(70)
	(3,260)	(6,286)
Net cash generated from (used) in operating activities	(3,762)	(7,885)

Acquisition of property and equipment	(553)	(499)
Increase Intangible assets	(120)	(162)
Sales of property and equipment	97	108
Cash provided on sale of subisidiary	-	91
Net cash flow investment activities	(576)	(462)

Cash flow from financing activities
Increase of capital	7	1
Funding and refinancing	4,703	3,531
Payments of loans and financing	(6,390)	(3,139)
Dividend Payment	-	(4)
Acquisition of society	(8)	-
Proceeds from stock offering, net of issue costs	-	665
Net cash generated from (used) in financing activities	(1,688)	1,054

Monetary variation over cash and cash equivalents	-	(6)
Increase (decrease) in cash and cash equivalents	(6,026)	(7,299)

Cash and cash equivalents at the beginning of the year	9,142	11,015
Cash and cash equivalents at the end of the year	3,116	3,716
Change in cash and cash equivalents	(6,026)	(7,299)

6.1. Simplified Cash Flow Statement - Consolidated (including Via Varejo)

	Consolidated
(R$ million)	1H17	1H16

Cash Balance at Beginning of Period	9,142	11,015
Cash Flow from Operating Activities	(3,855)	(7,885)
EBITDA	1,631	717
Cost of Sale of Receivables	(450)	(495)
Working Capital	(4,656)	(7,169)
Assets and Liabilities Variation	(380)	(937)
Cash Flow from Investment Activities	(576)	(462)
Net Investment	(576)	(553)
Acquisition / Sale of Interest and Others	-	91
Cash on discontinuity of subsidiary	-	-
Change on net cash after investments	(4,431)	(8,347)
Cash Flow from Financing Activities	(1,595)	1,054
Dividends Payments and Others	-	(4)
Net Payments	(1,595)	1,058
Change on Net Cash	(6,026)	(7,293)
Exchange Rate	-	(6)
Cash Balance at End of Period	3,116	3,716

Cash includes "Assets held for sale and op. Discontinued"	750	-

Cash as balance sheet (excluding Via Varejo)	2,366	3,716

In the financial statements of GPA of June 30, 2017, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capex

	Food Business
(R$ million)	2Q17	2Q16	△	1H17	1H16	△

New stores, land acquisition and	127	93	35.8%	154	196	-21.4%
conversions
Store renovations and Maintenance	103	171	-39.9%	177	305	-42.0%
Infrastructure and Others	45	56	-19.4%	88	198	-55.7%
Non-cash Effect
Financing Assets	11	(118)	n.a.	135	(177)	n.a.
Total	286	203	40.9%	554	522	6.2%

8. Breakdown of Sales by Business

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q17%		2Q16%		△	1H17%		1H16%		△

Pão de Açúcar	1,766	15.2%	1,778	16.8%	-0.7%	3,484	15.1%	3,582	16.8%	-2.7%
Extra (1)	4,316	37.1%	4,270	40.4%	1.1%	8,732	37.9%	8,850	41.6%	-1.3%
Convenience Stores (2)	293	2.5%	301	2.9%	-2.7%	589	2.6%	605	2.8%	-2.6%
Assaí	4,678	40.2%	3,632	34.4%	28.8%	9,078	39.4%	7,046	33.1%	28.8%
Other Businesses (3)	569	4.9%	579	5.5%	-1.7%	1,169	5.1%	1,199	5.6%	-2.5%
Food Business	11,623	100.0%	10,561	100.0%	10.1%	23,053	100.0%	21,282	100.0%	8.3%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q17%		2Q16%		△	1H17%		1H16%		△

Pão de Açúcar	1,615	15.1%	1,634	16.8%	-1.2%	3,200	15.1%	3,294	16.8%	-2.9%
Extra (1)	3,950	37.0%	3,907	40.1%	1.1%	8,015	37.8%	8,098	41.3%	-1.0%
Convenience Stores (2)	273	2.6%	280	2.9%	-2.8%	549	2.6%	563	2.9%	-2.5%
Assaí	4,273	40.1%	3,347	34.4%	27.7%	8,312	39.2%	6,495	33.1%	28.0%
Other Businesses (3)	553	5.2%	567	5.8%	-2.5%	1,139	5.4%	1,173	6.0%	-2.9%
Food Business	10,663	100.0%	9,735	100.0%	9.5%	21,215	100.0%	19,623	100.0%	8.1%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

9.  Breakdown of Sales (% of Net Sales)

	Food Business
	2Q17	2Q16	1H17	1H16

Cash	51.5%	51.3%	51.5%	51.9%
Credit Card	38.4%	38.7%	38.3%	38.3%
Food Voucher	10.1%	10.0%	10.2%	9.8%

10. Store Activity by Banner

	STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2017	Opened	Opened by conversion	Closed	Closed to conversion	06/30/2017

Pão de Açúcar	185	-	-	-	-	185
Extra Hiper	129	-	-	(1)	(9)	119
Extra Supermercado	194	-	-	-	-	194
Minimercado Extra	197	-	-	-	-	197
Minuto Pão de Açucar	77	2	-	-	-	79
Assaí	106	1	3	-	-	110
Other Business	229	-	-	(5)	-	224
Gas Station	77	-	-	-	-	77
Drugstores	152	-	-	(5)	-	147
Food Business	1,117	3	3	(6)	(9)	1,108

Sales Area ('000 m2 )
Food Business	1,789					1,771

# of employees ('000) (1)	89					89

                             (1) Excludes employees of discontinued operations.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented with discontinued activities (note 31) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate controlling company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Company received a notice from Securities Registration Office (“SRE”) of Brazilian Securities Exchange Commission (“CVM”) stating that the Company pay the equivalent additional amount 80% of effectively paid to Morzan as indemnification to other shareholders of Globex Utilidades S.A. (“Globex”) that applied to Share Purchase Agreement resulting in the sale of control of the Company, in accordance to your OPA, the mix payment option, that defined in public notice of public offer for shares acquisition realized for the Company on January 4, 2010. The Company presented on appeal to CVM’s arbitral award and received a suspensive effect of the decision, with the estimated amount in R$150 and likelihood of loss classified as possible.

1.2.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice 18/2016-CVM/SEP/GEA-5 containing the understanding of the Superintendence of Business Relations – SEP in relation to certain accounting entries related to corporate transactions at Via Varejo level in 2013. Due to the effects in its consolidated financial statements the Company received the notice 19/2016-CVM /SEP/GEA-5.

CVM’s technical area notified its understanding on accounting treatment which is different from those applied by Company in its financial statements of that year, in relation to (i) remeasurement of remaining investment held in Nova Pontocom Comércio Eletrônico S.A. (“NPC”) due to partial sale of interest to Companhia Brasileira de Distribuição; and (ii) accounting treatment applied on acquisition of additional 75% interest of Indústria de Móveis Bartira (“Bartira”) equity.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information - Continued

1.2.   Notices from CVM to GPA and subsidiary Via Varejo - Continued

Via Varejo and the Company presented an appeal to CVM’s board of commissioners. At July 26, 2016, Via Varejo published relevant fact announcing the end of Cnova’s investigations, and informed that attended partially the requirements on notice 18/2016CVM/SEP/GEA5, specifically to the accounting entries of sale participation on NPC, occurred in 2013. At January 26, 2017 the CVM reported the Company that (i) the appeal was accepted related to Bartira; and (ii) The CVM’s Superintendence of Business Relations – SEP will ask reconsideration of the board of commissioner’s decision. On April 20, 2017 Via Varejo and the Company received the final determination of the board of commissioner informing that kept the decision after reconsideration asked by SEP. Therefore there is not effect to be considered related with this assumption.

1.3.   Agreement between CBD, Via Varejo and Grupo Casas Bahia

In July 4, 2017, the Via Varejo celebrated a agreement together with the Company, for the settlement of losses and damages related to the “Acordo de Associação” celebrated in July 1, 2010, incurred until November 8, 2016, as well established warrants for the obligation of Grupo Casas Bahia to indemnify potential risks, therefore grasped which not materialized until November 8, 2016.

In this agreement, the Via Varejo and the Grupo Casas Bahia compensate funds due from part to part, remaining a balance of R$70 to be paid by the Grupo Casas Bahia to Via Varejo in 7 installments which fall due until December 2017.

As warrant of potential risk indemnifies was kept, beyond personal guarantee of Grupo Casas Bahia shareholders, mortgage on property at total amount of potential risks notified.

This agreement is subject to resolutive condition wich, in 90 days, it been approved by special commitees and board of directors of the Company and Via Varejo.

As a result of this agreement, Via Varejo recognized on its financial statements for the period ended in June 30, 2017, at item “Other operating income (expense)” a loss of R$97.

2.       Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the quarter ended June 30, 2017 was approved by the Board of Directors on July 25, 2017.

As a result of the process in progress for the sale of the subsidiary Via Varejo S.A. (note 35 on the financial statements for year ended December 31, 2016, presented in February 23, 2017) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended June 30, 2017 and June 30, 2016 were presented with the effects of the transaction.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2016, in note 3.

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2016 and had no significant effects to the Company.

Except for standards “IFRS 15 – Revenue from contracts with customers” and “IFRS 16 – Leases”. For the IFRS 15, the Company started a project that has a prevision of conclusion until the end of 2017, for this moment, significatives events are not expected as a result of this adoption. Related to IFRS 16, relevant impacts are expected, whose measurement is in progress with prevision of conclusion until the end of 2017.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the six-month period ended June 30, 2017 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2016.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2016, in note 7.

		Parent Company		Consolidated
	Rate	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Cash and banks - Brazil		64	255	101	349
Cash and banks - Abroad	(*)	67	66	67	66
Temporary investments - Brazil	(**)	1,608	4,175	2,198	4,697
		1,739	4,496	2,366	5,112

(*) Refers to cash and banks denominated in US Dollars.

(**) Temporary investments as at June 30, 2017 refer substantially to repurchase agreements, wich are remunerated by a weighted average rate equivalent to 98.63% of the Interbank Deposit Certificate (“CDI”) and redeemable less than 90 days as of investment date and not subject to significative variations in the amount.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2016, in note 8.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Credit card companies	301	178	329	241
Sales vouchers	48	94	83	142
Private label credit card	38	62	39	62
Receivables from related parties (note 12.2)	10	15	5	5
Receivables from suppliers	49	48	49	95
Allowance for doubtful accounts (note 8.1)	(1)	(1)	(3)	(2)
	445	396	502	543

8.1.      Allowance for doubtful accounts

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

At the beginning of the period	(1)	(2)	(2)	(275)
Loss/reversal in the period	(4)	1	(337)	(232)
Write-off of receivables	4	-	288	257
Reclassification to assets held for sale and discontinued operations (note 31)	-	-	48	249
At the end of the period	(1)	(1)	(3)	(1)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

8.       Trade receivables – Continued

Below is the aging list of consolidated gross receivables:

			Past-due receivables - Consolidated
	Total	Due	<30 days	30-60 days	61-90 days	>90 days

6.30.2017	505	489	2	2	2	10
12.31.2016	545	524	13	6	1	1

9.       Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2016, in note 9.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Receivables from sale of fixed assets	4	6	4	6
Rental advances	2	3	2	3
Accounts receivable from private pension	11	9	11	9
Accounts receivable from insurance companion	10	10	10	10
Rental receivable	47	60	48	61
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of subsidiaries	75	69	75	69
Other	33	35	38	48
Total	182	192	720	738

Current	89	111	96	126
Noncurrent	93	81	624	612

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2016, in note 10.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Stores	1,924	2,032	3,200	3,400
Distribution centers	961	1,115	1,225	1,255
Real estate inventories under construction	-	-	55	61
Estimated losses on obsolescence and breakage (note 10.1)	(36)	(41)	(53)	(75)
Total	2,849	3,106	4,427	4,641

10.    Inventories - Continued

10.1. Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

At the beginning of the period	(41)	(14)	(75)	(96)
Additions	(15)	(33)	(64)	(79)
Write-offs / reversal	20	16	82	81
Assets held for sale and discontinued operations	-	-	4	(53)
At the end of the period	(36)	(31)	(53)	(147)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2016, in note 11.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

State value-added tax on sales and services – ICMS	894	436	1,456	545
Estimated loses for non realization of ICMS	-	-	(369)	-
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	246	338	304	418
Income tax on Financial investments	14	38	18	45
Income tax and Social Contribution	69	71	82	80
Social Security Contribution - INSS	210	194	229	211
Other	1	1	7	7
Total	1,434	1,078	1,727	1,306

Current	398	557	449	674
Noncurrent	1,036	521	1,278	632

11.1.   ICMS is expected to be realized as follows (including the accrual for non realization):

In	Parent Company	Consolidated
Up to 1 year	87	90
1 to 2 years	123	126
2 to 3 years	140	170
3 to 4 years	145	185
4 to 5 years	135	251
After 5 years	264	265
	894	1,087

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared and reviewed periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of June 30, 2017, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of the balance.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

11.  Recoverable taxes - Continued

11.1.   ICMS is expected to be realized as follows: - Continued

In the 2nd quarter of 2017, the Company revisited its position in relation to the recognition of ICMS Tax substitution related to prior periods, changing the prospective recognition of the recovery of the tax substation ICMS calculated over the sales since November 2016. STF decided in October 2016 with full application to all claims in the country over this same matter, the right over the difference of the tax paid (ICMS ST) between the purchase and the sale of products. The disclosure of the written sentence was done in April/2017.

Company still evaluated in the conjunction of the elements that supported the recognition of the tax credit in 2017, judged in October 2016, current tax positions over other tax matters that were potentially conflicting with the thesis being analyzed, legal opinions from advisors, and based on available information and in the best estimations of the amounts calculated starting from January 2009, Company recognized R$816, covering R$447 in the Company and R$369 in the subsidiary Sendas Distribuidora, having recorded simultaneously a provision in the amount of R$369, due to the lack of perspective of realization of the related credit in its realization plan and period evaluated by the Company for the full compensation of the credit. The net amount of R$447 was recognized as a reduction of the cost of goods sold in accordance with the accounting practice adopted by the Company.

12.  Related parties

12.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) and Fiscal Council for the period ended June 30, 2017, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Board of directors (*)	3	2	-	-	-	-	3	2
Executive officers	12	11	13	16	18	4	43	31
	15	13	13	16	18	4	46	33

(*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2016, in note 12.

	Parent Company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (Expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling:
Casino	5	5	-	1	-	-	11	-	-	-	-	-	(17)	(55)
Euris	-	-	-	-	-	-	2	1	-	-	-	-	(2)	(2)
Subsidiaries:
Novasoc Comercial	-	-	204	197	-	1	-	-	-	-	-	-	-	1
Sendas Distribuidora	1	3	231	123	4	4	55	-	-	104	-	89	-	38
Via Varejo (i)	4	7	-	-	2	4	187	230	-	-	-	-	(50)	(70)
VVLOG Logística Ltda.	-	-	-	-	-	-	2	2	-	-	-	-	-	(1)
Cnova Brasil	-	-	28	4	-	-	-	-	-	-	-	-	36	36
GPA M&P	-	-	-	-	-	-	3	2	-	-	-	-	-	-
GPA Logística	-	-	18	19	16	17	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	219	128	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	1	-	-	-	-	-	-
Associates:
FIC	-	-	17	14	7	14	-	-	-	-	-	-	(8)	23
Other related parties:
Greenyellow do Brasil Energia e Serviços Ltda.(Greenyellow) (ii)	-	-	-	-	-	-	147	146	-	-	-	-	(17)	(9)
Others	-	-	1	1	-	-	-	-	-	-	-	-	-	(2)
Total	10	15	499	359	29	40	626	510	-	104	-	89	(58)	(41)

(i) Via Varejo: The subsidiary has an amount to pay reffering to “Primeiro Aditivo ao Acordo de Associação” between Via Varejo e Casas Bahia, that ensure the right to indemnify of some judicial claims and reimbursement of expenses recognized as of June 30, 2010.

(ii) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Trade receivables		Others assets		Trade payables		Other liabilities		Revenues (Expenses)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Controlling:
Casino	5	5	-	1	-	-	11	-	(17)	(55)
Euris	-	-	-	-	-	-	2	1	(2)	(2)
Subsidiaries:
Others	-	-	1	1	-	-	-	-	-	-
Associates:
FIC	-	-	17	14	7	14	-	-	40	11
Other related parties:
Viaw Consultoria Ltda.	-	-	-	-	-	-	-	-	-	(1)
Greenyellow	-	-	-	-	-	-	147	146	(17)	(9)
Others	-	-	1	1	-	-	-	-	-	(1)
Total	5	5	19	17	7	14	160	147	4	(57)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2016, in note 13.

13.1.   Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)
Balances at 12.31.2016	2,330	168	-	443	73	3,014
Share of profit (loss) of subsidiaries and associates	180	9	73	33	(55)	240
Stock option	2	-	2	-	-	4
Capital increase	53	-	-	-	-	53
Other transactions (**)	-	-	-	-	(8)	(8)
Reclassification to Held for Sale (note 31)	-	-	(75)	-	-	(75)
Balances at 6.30.2017	2,565	177	-	476	10	3,228

 (*) Includes the effects of uncovered liabilities on the investment on Luxco of R$86.

(**) Includes the effects of other comprehensive income on investment on Luxco.

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	Barcelona	Bellamar	GPA M&P and others	Total (***)
Balances at 12.31.2015	1,349	174	1,844	501	770	367	(132)	4,873
Share of profit(loss) of subsidiaries and associates	50	(4)	(34)	(3)	29	44	(172)	(90)
Dividends	-	-	-	-	-	-	(10)	(10)
Spin-off	(2)	-	-	-	-	-	-	(2)
Merger	800	-	-	-	(800)	-	-	-
Stock option	-	-	2	-	1	-	1	4
Write-off	-	-	-	-	-	-	7	7
Other transactions (**)	-	-	15	-	-	-	56	71
Balances at 6.30.2016	2,197	170	1,827	498	-	411	(250)	4,853

(*)    In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of other comprehensive income in the case of subsidiary Nova Pontocom and Luxco.

(***)Includes the effects of uncovered liabilities on the investment on Luxco of R$397.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.   Breakdown of investments – Continued

	Consolidated
	6.30.2017	6.30.2016
At the beginning of the period	294	382
Share of profit (loss) – Continued operations	(23)	44
Share of profit (loss) – Discontinued operations	14	17
Dividends – Continued operations	(90)	-
Dividends – Discontinued operations	(36)
Other transactions	(8)	-
Assets held for sale and discontinued operations (note 31)	(22)	(18)
At the end fo the period	173	425

14.    Property and equipment

	Parent Company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2017
Land	1,261	-	-	(31)	-	1,230
Buildings	1,611	2	(26)	(125)	(1)	1,461
Leasehold improvements	2,226	12	(88)	(46)	77	2,181
Machinery and equipment	1,047	15	(89)	(15)	49	1,007
Facilities	319	30	(17)	(4)	3	331
Furniture and fixtures	396	-	(30)	(4)	12	374
Vehicles	3	-	(1)	-	-	2
Construction in progress	113	147	-	(2)	(137)	121
Other	45	6	(7)	(1)	(3)	40
Total	7,021	212	(258)	(228)	-	6,747

Finance lease
IT equipment	5	-	-	-	-	5
Buildings	17	-	-	-	-	17
	22	-	-	-	-	22
Total	7,043	212	(258)	(228)	-	6,769

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parent Company
	Balance at	Additions	Depreciation	Write-offs	Merger	Transfers	Balance at
	12.31.2015						6.30.2016

Land	1,272	-	-	-	-	1	1,273
Buildings	1,799	2	(28)	-	18	(104)	1,687
Leasehold improvements	1,858	12	(78)	(9)	301	156	2,240
Machinery and equipment	892	72	(75)	(16)	150	-	1,023
Facilities	179	5	(10)	(1)	37	1	211
Furniture and fixtures	375	19	(27)	(2)	52	-	417
Vehicles	3	-	(1)	(1)	1	-	2
Construction in progress	73	207	-	(7)	9	(52)	230
Other	50	4	(6)	(2)	6	(4)	48
Total	6,501	321	(225)	(38)	574	(2)	7,131

Finance lease
IT equipment	7	-	(2)	-	-	1	6
Buildings	17	-	-	-	-	1	18
	24	-	(2)	-	-	2	24
Total	6,525	321	(227)	(38)	574	-	7,155

	Parent Company
	Balance at 6.30.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,230	-	1,230	1,261	-	1,261
Buildings	2,341	(880)	1,461	2,555	(944)	1,611
Leasehold improvements	3,716	(1,535)	2,181	3,685	(1,459)	2,226
Machinery and equipment	2,363	(1,356)	1,007	2,345	(1,298)	1,047
Facilities	614	(283)	331	589	(270)	319
Furniture and fixtures	959	(585)	374	959	(563)	396
Vehicles	8	(6)	2	9	(6)	3
Construction in progress	121	-	121	113	-	113
Other	122	(82)	40	126	(81)	45
	11,474	(4,727)	6,747	11,642	(4,621)	7,021

Finance lease
IT equipment	39	(34)	5	38	(33)	5
Buildings	39	(22)	17	41	(24)	17
	78	(56)	22	79	(57)	22
Total	11,552	(4,783)	6,769	11,721	(4,678)	7,043

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2016	Additions	Depreciation	Write-offs (**)	Transfers	Reclassification to Held For Sale (*)	Balance at 6.30.2017
Land	1,414	-	-	(31)	-	-	1,383
Buildings	1,856	26	(30)	(124)	33	-	1,761
Leasehold improvements	3,284	63	(120)	(52)	105	(8)	3,272
Machinery and equipment	1,340	51	(116)	(18)	64	(14)	1,307
Facilities	433	44	(22)	(7)	11	(1)	458
Furniture and fixtures	543	14	(39)	(5)	15	(4)	524
Vehicles	2	-	(1)	(6)	-	6	1
Construction in progress	204	216	-	(2)	(232)	(2)	184
Other	63	9	(11)	(2)	(2)	(1)	56
Total	9,139	423	(339)	(247)	(6)	(24)	8,946

Finance lease
Equipment	9	-	(1)	-	(1)	-	7
IT equipment	8	-	(1)	(1)	-	-	6
Furniture and fixtures	6	-	-	-	-	-	6
Buildings	20	-	-	-	-	-	20
	43	-	(2)	(1)	(1)	-	39
Total	9,182	423	(341)	(248)	(7)	(24)	8,985

    (*) See note 31

    (**) The write-offs at rubric buildings refer to the sell of Distribution Centre.

		Consolidated
	Balance at 12.31.2015	Additions	Depreciation	Desconso-lidation	Write-offs	Transfers	Exchange rate changes	Balance at 6.30.2016
Land	1,464	-	-	-	-	14	-	1,478
Buildings	2,023	9	(32)	-	(1)	(107)	-	1,892
Leasehold improvements	3,675	77	(133)	(3)	(27)	197	-	3,786
Machinery and equipment	1,676	133	(142)	(1)	(18)	11	(1)	1,658
Facilities	422	22	(24)	(1)	(4)	6	-	421
Furniture and fixtures	701	44	(48)	-	(3)	4	-	698
Vehicles	75	-	(4)	-	(7)	-	-	64
Construction in progress	172	337	-	-	(9)	(117)	(1)	382
Other	97	15	(15)	(2)	(3)	(1)	-	91
Total	10,305	637	(398)	(7)	(72)	7	(2)	10,470

Finance lease
Equipment	13	-	(1)	-	-	-	-	12
IT equipment	31	1	(10)	-	-	-	-	22
Facilities	1	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	6
Buildings	21	-	-	-	-	-	-	21
	72	1	(11)	-	-	-	-	62
Total	10,377	638	(409)	(7)	(72)	7	(2)	10,532

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 6.30.2017			Balance at 12.31.2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,383	-	1,383	1,414	-	1,414
Buildings	2,658	(897)	1,761	2,823	(967)	1,856
Leasehold improvements	5,019	(1,747)	3,272	4,926	(1,642)	3,284
Machinery and equipment	2,831	(1,524)	1,307	2,779	(1,439)	1,340
Facilities	767	(309)	458	723	(290)	433
Furniture and fixtures	1,170	(646)	524	1,159	(616)	543
Vehicles	8	(7)	1	8	(6)	2
Construction in progress	184	-	184	204	-	204
Other	169	(113)	56	168	(105)	63
	14,189	(5,243)	8,946	14,204	(5,065)	9,139

Finance lease
Equipment	27	(20)	7	30	(21)	9
IT equipment	46	(40)	6	46	(38)	8
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	15	(9)	6	14	(8)	6
Buildings	43	(23)	20	43	(23)	20
	132	(93)	39	134	(91)	43
Total	14,321	(5,336)	8,985	14,338	(5,156)	9,182

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the six-month period ended June 30, 2017 were R$6 (R$6 for the six-month period ended June 30, 2016). The rate used to determine the borrowing costs eligible for capitalization was 102.21% of the CDI (104.50% of the CDI for the period ended June 30, 2016), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

Additions	212	321	423	638
Finance lease	-	-	-	(1)
Capitalized interest	(3)	(3)	(6)	(6)
Property and equipment financing - Additions	(22)	(311)	(205)	(527)
Property and equipment financing - Payments	80	230	341	395
Total	267	237	553	499

14.    Property and equipment – Continued

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

14.3.   Other information

As at June 30, 2017, the Company and its subsidiaries recorded in cost of goods sold and services sold, the amount of R$23 (R$23 as at June 30, 2016) in parent company and R$26 (R$28 as at June 30, 2016) in consolidated related to the depreciation of its fleet of trucks, machinery, buildings and facilities of its distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2016 and do not observed significatives gaps that been denote indicatives of loose or need for a new avaliation at June 30, 2017.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2016, in note 15.

	Parent company
	Balance at 12.31.2016	Additions	Amortization	Balance at 6.30.2017
Goodwill	501	-	-	501
Commercial rigths	46	-	-	46
Software and implementation	488	28	(43)	473
Software - capital leasing	158	-	(20)	138
Total	1,193	28	(63)	1,158

	Consolidated
	Balance at 12.31.2016	Additions	Amortization	Transfers	Assets held for sale and discontinued operations (*)	Balance at 6.30.2017
Goodwill	1,107	-	-	-	-	1,107
Brands	39	-	-	-	-	39
Commercial rigths	80	5	-	-	-	85
Software and implementation	523	46	(45)	7	(19)	512
Software - capital leasing	159	5	(20)	-	-	144
Total	1,908	56	(65)	7	(19)	1,887

(*) See note 31.

In the Parent Company, the balance of accumulated cost at June 30, 2017 is R$2,656 (R$2,631 at December 31, 2016) and of accumulated amortization R$1,498 (R$1,438 at December 31, 2016). In the Consolidated the balance of accumulated cost at June 30, 2017 is R$3,657 (R$3,614 at December 31, 2016) and of accumulated amortization R$1,770 (R$1,706 at December 31, 2016).

.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

15.1.   Impairment testing of goodwill/brands and intangible assets without usefull life

Goodwill and intangible assets were tested for impairment as at December 31, 2016 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2016.

The Company has not observed any significant changes that would indicate an impairment test for a new performed as at June 30, 2017.

15.2.   Additions to intangible assets for cash flow purposes

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

Additions	28	123	56	239
Finance lease	-	(79)	(5)	(79)
Intangible assets financing - Payments	4	2	69	2
Total	32	46	120	162

16.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2016, in note 17.

16.1.   Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Debentures and promissory note
Debentures, net (note 16.4)	107% of CDI	931	939	931	939
Certificate of Agribusiness Receivables (note 16.4)	96.7% of CDI	2,116	1,017	2,116	1,017
Promissory note, net (note 16.4)	103.95% of CDI	-	530	-	530
Borrowing cost		(20)	(14)	(20)	(14)
		3,027	2,472	3,027	2,472

Borrowings and financing
Local currency
BNDES	3.80% per year	8	8	48	51
Working capital	104.80% of CDI	281	1,129	281	1,302
Working capital	TR + 9.80% per year	20	21	131	135
Finance lease (note 21)		181	203	196	215
Swap contracts (note 16.7)	101.44% of CDI	(2)	(2)	(11)	(10)
Borrowing cost		(2)	(3)	(5)	(6)
		486	1,356	640	1,687

Foreign currency (note 16.5)
Working capital	USD + 2.66% per year	803	1,360	1,135	1,361
Working capital	EURO + 1.55% per year	194	173	194	172
Swap contracts (note 16.7)	101.92% of CDI	85	177	79	177
		1,082	1,710	1,408	1,710
Totalof borrowing and financing		4,595	5,538	5,075	5,869

Total current assets		42	-	49	-
Total non current assets		2	-	11	-
Total current liabilities		1,129	2,763	1,486	2,957
Total non current liabilities		3,510	2,775	3,649	2,912

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing

16.2.   Changes in borrowings

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	1,868	4,708
Accrued interest	197	410
Accrued swap	38	74
Mark-to-market	13	12
Monetary and exchange rate changes	21	7
Borrowing cost	4	4
Interest paid	(491)	(761)
Payments	(2,468)	(5,403)
Swap paid	(125)	(226)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	381
At June 30, 2017	4,595	5,075

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions – working capital	899	3,531
Additions – finance lease	79	82
Accrued interest	205	420
Accrued swap	565	869
Mark-to-market	(24)	(33)
Monetary and exchange rate changes	(459)	(701)
Borrowing cost	2	1
Interest paid	(121)	(300)
Payments	(339)	(2,816)
Swap paid	(9)	(23)
Incorporation	5	-
At June 30, 2016	4,908	9,008

16.3.   Maturity schedule of borrowings and financing including derivatives recorded in assets and noncurrent liabilities.

Year	Parent Company	Consolidated
1 to 2 years	851	860
2 to 3 years	2,592	2,603
3 to 4 years	38	46
4 to 5 years	4	12
After 5 years	36	133
Subtotal	3,521	3,654

Borrowing costs	(13)	(16)
Total	3,508	3,638

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount (in thousands)	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price (in thousands)	6.30.2017	12.31.2016
Parent Company
12th Issue of Debentures – CBD	No preference	900,000	900,000	9/17/14	9/12/19	107.00% of CDI	1,034	931	939
13th Issue of Debentures – CBD and CRA	No preference	1,012,500	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,002	1,015	1,017
14th Issue of Debentures – CBD and CRA	No preference	1,080,000	1,080,000	4/17/2017	4/13/2020	96.00% of CDI	1,019	1,101	-
2nd Issue of Promissory Note – CBD	No preference	500,000	200,000	08/01/16	01/30/17	108.00% of CDI	-	-	530

Borrowing cost								(20)	(14)
Parent Company/Consolidated								3,027	2,472
Current liabilities								47	568
Noncurrent liabilities								2,980	1,904

On February 23, 2017 the board of directors approved an offer Certificate of Agribusiness Receivables (CRA) by Ápice Securitizadora, represented by debentures issued by the Company, no convertible in shares, unsecured, in a single series, with face value of  R$1,000.00 of 14° issue of the Company. The offer was coordinated by Banco Bradesco BBI S.A., Banco Safra S.A. and Banco BNP Paribas Brasil S.A., the total amount was R$1,080 and final remuneration of 96% of CDI after Bookbuilding procedures. The amount was available for the Company at April 17, 2017.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.5.     Borrowings in foreign currencies

On June 30, 2017 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

16.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

16.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same counterparty. The weighted average annual rate of CDI as of June 2017 was 12.85% (14.09% at June 2016).

16.8.     Financial covenants

In connection with the debentures and promissory note and part of the transactions in borrowings in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are calculated in each quarter based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At June 30, 2017, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2016, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	6.30.2017	12.31.2016	6.30.2017	12.31.2016
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,739	4,496	2,366	5,112
Trade receivables and other receivables	627	588	1,222	1,281
Related parties - assets	499	359	19	17
Financial instruments – Fair value hedge	44	-	60	-
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(626)	(510)	(160)	(147)
Trade payables	(3,320)	(5,091)	(5,172)	(7,232)
Financing for purchase of assets	(16)	(36)	(28)	(120)
Acquisition of non-controlling interest	-	-	-	(7)
Debentures	(3,027)	(2,472)	(3,027)	(2,472)
Borrowings and financing	(467)	(1,336)	(519)	(1,562)
Fair value through profit or loss
Loans and financing, including derivatives	(1,017)	(1,730)	(1,461)	(1,835)
Financial instruments – Fair Value Hedge (Liabilities)	(128)	-	(128)	-

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended in June 30, 2017.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016
Cash and cash equivalents	1,739	4,496	2,366	5,112
Financial instruments – Fair value hedge	44	-	60	-
Borrowings and financing	(4,639)	(5,538)	(5,135)	(5,869)
Other liabilities with related parties (note 12.2 and 17.2) (*)	(147)	(149)	(147)	(149)

(*) Represents the trade payables’ balance of Greenyellow.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments - Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at June 30, 2017.

        17.1.1   Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	955	377	13	1,345
Debentures and promissory note	269	3,404	-	3,673
Derivatives	106	39	-	145
Finance lease	54	155	154	363
Trade payables	3,320	-	-	3,320
Total	4,704	3,975	167	8,846

17.1.2 Consolidated	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,319	483	88	1,890
Debentures and promissory note	269	3,404	-	3,673
Derivatives	127	35	(1)	161
Finance lease	60	329	-	389
Trade payables	5,172	-	-	5,172
Total	6,947	4,251	87	11,285

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		6.30.2017	12.31.2016	6.30.2017	12.31.2016
Swap with hedge
Purpose of hedge (debt)		1,513	1,768	1,461	1,666

Long position (buy)
Prefixed rate	TR+9.80% per year	122	127	131	134
US$ + fixed	2.66% per year	1,171	1,421	1,135	1,362
EUR + fixed	2.28% per year	220	220	194	176
		1,513	1,768	1,460	1,672
Short position (sell)
	101.87% per year	(1,513)	(1,768)	(1,528)	(1,839)
Net hedge position		-	-	(68)	(167)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)   Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the six-month period ended June 30, 2017 are recorded in financial income (expenses), net and the balance payable at fair value is R$68 (balance payable of R$167 as at December 31, 2016), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the Statement of Operations for the period ended June 30, 2017 were a gain of R$95 (gain of R$683 as at June 30, 2016).

17.2.     Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

For the probable scenario, exchange weighted average rate was R$3.49 on the due date, and the interest rate weighted was 9.18% per year.

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 6.30.2017	Scenario I	Scenario II	Scenario III

Pre fixed swap (liabilities)	101.40% of CDI	(120)	(187)	(191)	(195)
Exchange rate swap (liabilities)	101.92% of CDI	(1,408)	(1,759)	(1,778)	(1,793)
Debentures	107% of CDI	(931)	(1,018)	(1,040)	(1,062)
1st Emission - CRA	97.50% of CDI	(1,016)	(1,119)	(1,145)	(1,171)
2nd Emission - CRA	96.00% of CDI	(1,102)	(1,220)	(1,249)	(1,279)
Bank loans - CBD	104.80% of CDI	(281)	(308)	(314)	(321)
Leases	100.19% of CDI	(66)	(72)	(73)	(75)
Leases	95.31% of CDI	(75)	(83)	(85)	(87)
Leases	100.00% of CDI	(7)	(7)	(7)	(8)
Net exposure		(5,006)	(5,773)	(5,882)	(5,991)

Cash and cash equivalents (*)	98.63% of CDI	2,198	2,397	2,447	2,496
Net exposure		(2,808)	(3,376)	(3,435)	(3,495)
Net effect - loss			(568)	(627)	(687)
(*) weighted average

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.2.Sensitivity analysis of financial instruments - Continued

In addition the Company has the following transaction that do not represent significant risks for sensitive test:

▪   The Company has a net exposure (between foreign suppliers and cash applied abroad) of US$4 million American dollars and €3 million euros, besides the negative investment balance at foreigner subsidiaries at €23 million euros. The Company management do not prepared the sensitivity analyses related to cambial exposition because understand that the involving amounts there are no representative.

▪   The Company has accounts payable to Greenyellow of R$147, referring to the acquisition of property aiming the energy efficiency of the Company. The payment will occur in 96 instalments with pre-fixed interest of 9% per year.

17.3.      Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 6.30.2017	Fair value at 6.30.2017	(*) Level
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(80)	(80)	2
Interest rate swaps	11	11	2
Borrowings and financing (fair value)	(1,460)	(1,460)	2
Borrowings and financing (amortized cost)	(3,546)	(3,505)	2
Total	(5,075)	(5,034)

(*) Level 2: Fair value measurement at the end of the reporting period using other significant observable assumptions.

There were no changes between the fair value measurements levels in the six-month period ended June 30, 2017.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.4.      Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	6.30.2017	12.31.2016	6.30.2017	12.31.2016
Exchange swaps registered with CETIP (US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	-	61	-	59
	Mizuho	US$ 50	10/31/2014	10/31/2017	41	38	42	37
	Bank of America	US$ 40	9/14/2015	9/14/2017	(24)	(26)	(23)	(25)
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	(3)	(6)	(2)	(6)
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(37)	(39)	(35)	(37)
	Agricole	EUR 50	10/7/2015	10/8/2018	(36)	(54)	(26)	(42)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	-	(60)	-	(61)
	Bradesco	US$ 50	3/3/2016	3/6/2017	-	(53)	-	(54)
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(45)	(50)	(42)	(47)
	Banco Tokyo	US$ 100	1/20/2017	1/19/2018	5	-	7	-
Interest rate swap registered with CETIP (pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	2
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	2	1	4	3
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	2	2	5	4
					(94)	(185)	(68)	(167)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2016, in note 19.

18.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

PIS and COFINS	19	46	22	49
Provision for income tax and social contribution	32	-	169	10
ICMS	39	48	54	75
Withholding Income Tax	-	-	-	22
Instalment taxes - PERT	268	-	268	-
INSS	8	8	9	9
Taxes payable in installments - Law 11.941/09	600	621	600	624
Others	4	6	6	5
	970	729	1,128	794

Current	205	189	363	254
Noncurrent	765	540	765	540

18.2.   Maturity schedule of taxes payable in installments is as follows:

Noncurrent	Parent Company and Consolidated
1 to 2 years	51
2 to 3 years	86
3 to 4 years	86
4 to 5 years	86
After 5 years	456
765

The Company decided to include federal tax debts in the Special Program on Tax Settlements – PERT, as per the conditions stablished on the provisional penalties measure no. 783, issued on May 31, 2017. The program allows the payment in monthly installments, and grants reductions in the amounts levied of Interest and penalties. The Company included tax debts accrued related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims.

The impacts in the income statement of the continued activities related to the decision to adhere to the program amount R$183, net of the benefits given by the program.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2016, in note 20.

19.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

Profit before income tax and social contribution	355	(365)	398	(91)
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(89)	91	(130)	23
Tax penalties	(12)	(7)	(12)	(14)
Share of profit of subsidiaries and associates	60	(23)	(6)	11
Other permanent differences (nondeductible)	-	6	6	(4)
Effective income tax and social contribution	(41)	67	(142)	16

Income tax and social contribution for the period:
Current	(38)	(3)	(201)	(57)
Deferred	(3)	70	59	73
Deferred income tax and social contribution expense	(41)	67	(142)	16
Effective rate	11.55%	18.36%	35.68%	17.58%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

The Company (or the Group) calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. Such policy is in accordance with IAS 34 / CPC 21 (R1). This rule requests the companies recognize the income tax expense in its interim statements with the same base used in the complete annual financial statement.

19.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Tax losses	15	32	32	112
Provision for risks	265	251	503	347
Provision for derivative transactions taxed on a cash basis	(2)	(18)	9	(5)
Estimated loss on doubtful accounts	2	2	2	2
Provision for current expenses	9	11	15	23
Goodwill tax amortization	(46)	(37)	(552)	(531)
Present value adjustment	1	1	1	1
Lease adjustment	5	7	-	2
Mark-to-market adjustment	(3)	(6)	(4)	(8)
Technological innovation – future realization	(14)	(16)	(14)	(16)
Depreciation of fixed assets as per tax rates	(88)	(80)	(88)	(81)
Other	8	8	8	7
Deferred income tax and social contribution	152	155	(88)	(147)

Noncurrent assets	152	155	170	170
Noncurrent liabilities	-	-	(258)	(317)
Deferred Income tax and social contribution	152	155	(88)	(147)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution - continued

19.2.  Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
Up to 1 year	52	97
1 to 2 years	75	57
2 to 3 years	25	16
	152	170

19.3.   Changes in deferred income tax and social contribution balances

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016
At the beginning of the period	155	49	(147)	(778)
Expense for the period – Continued activities	(3)	70	59	73
Expense for the period – Discontinued activities	-	-	125	(6)
Exchange rate variation	-	-	-	(8)
Special program on tax settlements – PERT – Discontinued activities	-	-	(89)	-
Assets held for sale and discontinued operations (note 31)	-	-	(36)	-
Other	-	-	-	(9)
At the end of the period	152	119	(88)	(728)

20. Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2016	109	428	254	80	20	891
Additions	25	16	64	18	14	137
Payments	-	-	(20)	(4)	(3)	(27)
Reversals	(50)	(42)	(29)	(20)	(5)	(146)
Transfer to instalments taxes	-	(89)	-	-	-	(89)
Inflation adjustment	(18)	1	17	6	2	8
Balances at June 30, 2017	66	314	286	80	28	774

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2015	63	187	152	71	17	490
Additions	14	75	57	19	12	177
Payments	-	-	(11)	(4)	(4)	(19)
Reversals	-	(3)	(3)	(15)	(6)	(27)
Inflation adjustment	5	13	8	8	2	36
Balances at June 30, 2016	82	272	203	79	21	657

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	146	21	311	64	30	572
Payments	(15)	(23)	(114)	(26)	(6)	(184)
Reversals	(89)	(64)	(56)	(46)	(18)	(273)
Transfer to instalments taxes	-	(89)	-	-	-	(89)
Inflation adjustment	(30)	16	58	10	3	57
Liabilities related to assets held for sale and discontinued operations (note 31)	(95)	17	(162)	(5)	1	(244)
Balance at June 30, 2017	65	464	339	106	42	1,016

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396
Additions	57	150	280	122	19	628
Payments	-	-	(103)	(51)	(7)	(161)
Reversals	(4)	(11)	(60)	(65)	(11)	(151)
Inflation adjustment	7	18	32	21	4	82
Exchange rate changes	-	(2)	(2)	(6)	-	(10)
Balance at June 30, 2016	163	569	744	269	39	1,784

20.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. Both the interest charges and fines, when applicable, were computed and provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.     COFINS and PIS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company. Based on the judgement of the thesis by the STF (Federal Supreme court)  and on the legal opinion of its advisors, the Company understood that it a disbursement of cash,  related to the values not paid in previous periods, is not probable and reversed the provision of R$117 on the first quarter.

This decision of the STF is still pending of the disclosure of the written sentence and analysis by this court of the potential recourses over the timing of application of the decision. The Company and its advisors estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pendings of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. According to the preliminary evaluation, based on the available information on June 30, 2017, the Company estimates the potential tax credit for the retail activity in a range from R$1,300 to R$1,850. At this moment the calculation for the Cash & Carry activity is not completed.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for risks - Continued

20.3.     Tax - Continued

20.3.1.     COFINS and PIS - Continued

As disclosed in Via Varejo’s interim financial statements of June 30, 2017, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$670.

Related to remainder accrued amount the others assumptions like discussions related to PIS and COFINS, not certified of compenssations, including less relevant amounts, as at June 30, 2017 is R$160, being R$65 of continued operation and R$95 of discontinued operations (R$204 as at December 31, 2016, being R$148 of continued operation and R$56 of discontinued operations).

20.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory obligations by State tax authorities; (v) no approval on tax compensations; and (vi) other less relevant issues.

The amount accrued for these matters as at June 30, 2017 is R$100, being R$117 of continued operation and R$(17) of discontinued operations (R$408 as at December 31, 2016, being R$356 of continued operation and R$52 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$150 as at June 30, 2017 (R$153 as at December 31, 2016) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, among the contingent liabilities not accrued there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering the court judgments occurred in 2016 the Company accrued R$141 related to Management estimative of probable loss, related to proof aspect of the process.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks - Continued

20.3. Tax - Continued

20.3.3.     Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at June 30, 2017 is R$56 (R$77 as at December 31, 2016).

20.3.4.     Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at June 30, 2017, the recorded amount related to contingent tax liabilities is R$92 (R$89 as at December 31, 2016). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

20.3.5.     Others contingent tax liabilities - Bartira

On the third quarter 2016, the Company reversed most of its contingencies arising from business combination of Bartira recorded in 2013. The amount reversed is composed for R$6 of tax contingence and R$11 of labor contingence, totalizing R$17. The remaining balance at June 30, 2017 is R$1 (R$1 at December 31, 2016).

20.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2017, the Company recorded a provision amount of R$501, being R$339 for continued operation and R$162 for discontinued operations (R$950 as at December 31, 2016, being R$302 for continued operation and R$648 for discontinued operations) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5. Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the actually rent amount will be changed by the entity. As at June 30, 2017, the amount accrued for these lawsuits is R$64, being R$62 for continued operation and R$2 for discontinued operations (R$121 as at December 31, 2016, being R$49 of continued operation and R$72 for discontinued operations), for which there are no escrow deposits.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.5. Civil and others - continued

•       Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss. As at June 30, 2017 the amount of this provision is R$43, being R$42 for continued activities and R$1 for discontinued activities (R$39 at December 31, 2016, being R$32 for continued operations and R$7 for discontinued operations).

•       The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits was R$97 as at June 30, 2017 (R$58 as at December 31, 2016).

Total civil lawsuits and others as at June 30, 2017 amount to R$153, being R$148 for continued activities and R$5 for discontinued activities (R$343 as at December 31, 2016, being R$141 for continued operation and R$202 for discontinued operations).

20.6. Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, therefore, have not been accrued. In this process, there are litigations related to charges of differences in IRPJ payment, for which the Company, based on management and legal assessment, has the right of compensation from its former and actual shareholders, supposedly due related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations paid. The involved amount is R$1,193 in June 30, 2017 (R$1,141 in December 31, 2016), classified at possible loss and exist other part classified at remote loss. Additionally, the possible litigations balance without compensation is an updated amount of R$12,080, being R$10,545 for continued activities and R$1,535 for discontinued activities at June 30, 2017 (R$12,221 in December 31, 2016, being R$10,736 for continued operation and R$1,485 for discontinued operations), and are principally related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$431, being R$398 for continued operation and R$33 for as at June 30, 2017 (R$421 at December 31, 2016, being R$389 for continued operation and R$32 for discontinued operations). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$82 of income tax and social contribution (R$79 at December 31, 2016). The lawsuits await administrative and court ruling. The amount involved is R$1,238, being R$1,103 for continued operation and R$135 for discontinued activities as June 30, 2017 (R$1,192 at December 31, 2016, being 1,052 for continued operation and R$140 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.6. Non-accrued contingent liabilities - continued

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and un-appeal decision, other requests for offset, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. The amount involved in these assessments is R$2,334, being R$1,903 for continued activities and R$431 for discontinued activities at June 30, 2017 (R$2,532 at December 31, 2016, being R$2,140 for continued operation and R$392 for discontinued operations). The Company recognized the effects of PERT and will perform the subscription on August 2017. The subjects are related to the claims of CPMF, PIS/COFINS and others subjects wuth less expression, totaling R$344.

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,095, being R$6,449 for continued activities and R$646 for discontinued activities as June 30, 2017 (R$6,832 as at December 31, 2016, being 6,269 for continued operation and R$563 for discontinued operations), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$304, being R$175 for continued activities and R$129 for discontinued activities as June 30, 2017 (R$292 at December 31, 2016, being R$165 for continued operation and R$127 for discontinued operations), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$678, being R$517 for continued activities and R$161 for discontinued activities at June 30, 2017 (R$953 at December 31, 2016, being R$722 for continued operation and R$231 for discontinued operations).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at June 30, 2017 the estimated amount, in case of success in all lawsuits, is approximately R$206, being R$189 for continued activities and R$17 for discontinued activities (R$168, being R$155 of continued operation and R$13 of discontinued operations at December 31, 2016).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for risks – Continued

20.7. Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits in the assets.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Tax	129	120	193	181
Labor	428	383	473	414
Civil and other	21	17	30	26
Regulatory	15	14	42	40
Total	593	534	738	661

20.8. Guarantees

Judicial deposits	Real estate	Guarantee	Total
Tax	855	6,822	7,677
Labor	3	58	61
Civil and other	-	131	131
Regulatory	9	143	152
Total	867	7,154	8,021

The cost of guarantees is approximately 0.89% of the amount of the lawsuits and is recorded as expense by the passage of time.

20.9. Share of Cnova N.V. minorities

The associate Cnova N.V., some of its former and current directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a lawsuit at South District Court of New York – United States, related to the internal revision, concluded in July 22, 2016, conducted by Cnova N.V., Cnova Brasil and consultants. As result of this lawsuit, Cnova N.V., could incur in expenses (including, no limitted, legal fees and others fees of consultants and obligation to indemnify some old and actual directors, and the subscribers of the share public offer that are, or can be part, or involving this subject). The Company and its subsidiary Cnova are unable, at this moment, even if insurances policies for such claims have been activated, to predict the extension of potential responsibility in these subjects, including, if any, parallel lawsuit that can be taking by Securities and Exchange Commission as result of the facts of this subject or of internal investigation conducted by Cnova N.V., Cnova Brasil and its advisors.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Leasing transactions

21.1.     Operating lease

(i)     Minumum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	6.30.2017	6.30.2017
Minimum rental payments
Minimum payments on the termination date	334	367
Total	334	367

(ii)    Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	6.30.2017	6.30.2016	6.30.2017	6.30.2016
Contingent payments	235	111	252	162
Non contingent payments	123	164	202	229
Sublease rentals (*)	(78)	(67)	(81)	(78)

(*) Refers to lease agreements receivable from commercial shopping malls.

21.2.   Finance lease

Finance lease agreements amounted to R$196 as at June 30, 2017 (R$215 as at December 31, 2016), as shown in the table below:

	6.30.2017	12.31.2016	6.30.2017	12.31.2016
Financial lease liability –minimum rental payments:
Up to 1 year	39	38	43	41
1 - 5 years	116	138	124	144
Over 5 years	26	27	29	30
Present value of finance lease agreements	181	203	196	215

Future financing charges	182	195	193	207
Gross amount of finance lease agreements	363	398	389	422

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

22.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2016, in note 24.

	Parent Company		Consolidated
	6.30.2017	12.31.2016	6.30.2017	12.31.2016

Additional or extended warranties	32	35	32	35
Barter agreement	-	-	6	12
Services agreement - Allpark	13	15	13	15
Back lights	-	-	47	85
Future revenue term (*)	-	100	-	100
Others	-	1	-	1
	45	151	98	248

Current	26	127	79	224
Noncurrent	19	24	19	24

(*) Related to the sell of distribution centre, that was full received in May 2017.

23.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2016, in note 25.

23.1.   Capital stock

The subscribed and paid-up capital as at June 30, 2017 is represented by 266,248 (266,076 as at December 31, 2016) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at June 30, 2017 (99,680 as at December 31, 2016) and 166,568 in thousands of preferred shares as at June 30, 2017 (166,396 as at December 31, 2016).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 23, 2017, March 23, 2017 and April 27, 2017, were approved capital increases in the amount R$7 (R$5 on December 31, 2016) through  the issue of 172 thousands preferred shares (374 thousands of preferred shares on December 31,2016).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

23.    Shareholders’ equity

23.2.   Stock option plan for preferred shares

Consolidated information, stock option plans - GPA

The Company granted 1,073,192 purchase options of preffered shares, denominated B4 and C4 series, as the remuneration plan and option plan approved by the shareholders meeting on May 4, 2014. The plan regulation is describe in note 25.5 of the annual financial statements for 2016.

The fair value of each option granted is estimated on the granted date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility of nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months

				Price		Loto f shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at June 30, 2017
Series B1	5/30/2014	6/01/2017	11/30/2017	0.01	0.01	239	(28)	(59)	152
Series C1	5/30/2014	6/01/2017	11/30/2017	83.22	83.22	239	(11)	(88)	140
Series B2	5/29/2015	6/01/2018	11/30/2018	0.01	0.01	337	(77)	(36)	224
Series C2	5/29/2015	6/01/2018	11/30/2018	77.27	77.27	337	-	(68)	269
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(168)	(34)	621
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(10)	(36)	777
Series B4	5/31/2017	5/31/2020	11/30/2020	0.01	0.01	537	-	(7)	530
Series C4	5/31/2017	5/31/2020	11/30/2020	56.78	56.78	537	-	(7)	530
						3,872	(294)	(335)	3,243

.

The movimentation of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart bellow:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term

	in thousands	R$
Total to be exercised at December 31, 2016	2,394	29.21	1.84

Cancelled during the year	1,073	28.40
Expired during the year	(52)	39.88
Exercised during the year	(172)	38.64
Total to be exercised at June 30, 2017	3,243	28.37	1.91

The weighted average of the provided options’ fair value at June 30, 2017 were R$43.40 (R$43.06 at the December 31, 2016).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the June 30, 2017 were R$14 (R$7 at June 30, 2016).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

23.    Shareholders’ equity - Continued

23.3.   Cumulative other comprehensive income

Cumulative other comprehensive income refers to: (i) Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and operations in Brazilian Real, corresponding to the investment of CBD in subsidiary Cdiscount. At June 30, 2017 there was effect of R$8 on Parent Company and there was not for non-controlling (R$88 in Parent Company and R$146 for non-controlling on December 31, 2016).

24.    Net sales of goods and/or services

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016
Gross sales:
Goods	13,948	12,903	23,146	21,402
Services rendered	172	129	174	146
Sales returns and cancellations	(250)	(222)	(267)	(266)

	13,870	12,810	23,053	21,282

Taxes	(1,071)	(1,010)	(1,838)	(1,659)

Net sales	12,799	11,800	21,215	19,623

25.    Expenses by nature

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

Cost of inventories	(8,199)	(7,998)	(15,248)	(14,368)
Personnel expenses	(1,761)	(1,604)	(2,271)	(2,146)
Outsourced services	(255)	(188)	(305)	(278)
Functional expenses	(961)	(862)	(1,196)	(1,180)
Commercial expenses	(371)	(364)	(483)	(493)
Other expenses	(239)	(192)	(267)	(257)
	(11,786)	(11,208)	(19,770)	(18,722)

Cost of sales	(8,846)	(8,564)	(15,982)	(15,049)
Selling expenses	(2,584)	(2,351)	(3,329)	(3,244)
General and administrative expenses	(356)	(293)	(459)	(429)
	(11,786)	(11,208)	(19,770)	(18,722)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

26.    Other operating income (expenses), net

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016

Taxes installments and risk	(180)	(151)	(155)	(189)
Restructuring	(45)	(35)	(74)	(37)
Gain (loss) on the disposal of property and equipment	(37)	(37)	(44)	(39)
Others	(2)	(12)	(1)	(11)
Total	(264)	(235)	(274)	(276)

27.    Financial income (expenses), net

	Parent Company		Consolidated
	6.30.2017	6.30.2016	6.30.2017	6.30.2016
Finance expenses:
Cost of debt	(294)	(308)	(311)	(342)
Cost of sales of receivables	(52)	(40)	(73)	(57)
Monetary loss	(43)	(62)	(46)	(79)
Other finance expenses	(33)	(38)	(38)	(51)
Total financial expenses	(422)	(448)	(468)	(529)

Financial income:
Income from cash and cash equivalents	25	24	27	41
Monetary gain	54	51	68	72
Other financial income	7	3	3	-
Total financial income	86	78	98	113

Total	(336)	(370)	(370)	(416)

The hedge effects in the period ended June 30, 2017 and June 30, 2016 are disclosed in note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

28.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2016, in note 30.

The table below presents the determination of net income (loss) available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period:

	6.30.2017			6.30.2016
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	166	90	256	(47)	(28)	(75)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	22	12	34	(157)	(94)	(251)
Net income (loss) allocated to common and preferred shareholders	188	102	290	(204)	(122)	(326)

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continued operations	0.99494	0.90449		(0.28450)	(0.28450)
Basic earnings per millions of shares (R$) - discontinued operations	0.13386	0.12169		(0.94519)	(0.94519)
Basic earnings per millions of shares (R$) - total	1.12881	1.02619		(1.22968)	(1.22968)

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	166	90	256	(47)	(28)	(75)
Net income (loss) allocated to common and preferred shareholders - discontinued operations	22	12	34	(157)	(94)	(251)
Net income (loss) allocated to common and preferred shareholders	188	102	290	(204)	(122)	(326)

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266
Stock options	1	-	1	-	-	-
Diluted weighted average of shares (millions)	167	100	267	166	100	266

Diluted earnings per millions of shares (R$) – continued operations	0.99050	0.90357		(0.28450)	(0.28450)
Diluted earnings per millions of shares (R$) – discontinued operations	0.13291	0.12077		(0.94519)	(0.94519)
Diluted earnings per millions of shares (R$) – total	1.12382	1.02527		(1.22968)	(1.22968)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information

The information about segments was presented in the annual financial statements of 2016, in note 33.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments were reclassified to discontinued operations at June 30, 2017 and 2016 (see note 31).

Information about the Company’s segments is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

Description	Retail (*)		Cash & Carry		Assets held for sale and discontinued activities (**)		Subtotal		Eliminations/ Others(***)		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net sales	12,903	15,141	8,312	4,482	-	-	21,215	19,623	-	-	21,215	19,623
Gross profit	3,977	3,973	1,256	601	-	-	5,233	4,574	-	-	5,233	4,574
Depreciation and amortization	(298)	(301)	(82)	(43)	-	-	(380)	(344)	-	-	(380)	(344)
Share of profit of subsidiaries and associates	33	44	-	-	-	-	33	44	(56)	-	(23)	44
Operating income	530	236	294	89	-	-	824	325	(56)	-	768	325
Net financial expenses	(334)	(392)	(36)	(24)	-	-	(370)	(416)	-	-	(370)	(416)
Profit(loss) before income tax and social contribution	196	(156)	258	65	-	-	454	(91)	(56)	-	398	(91)
Income tax and social contribution	(56)	38	(86)	(22)	-	-	(142)	16	-	-	(142)	16
Profit (loss) for continued activities	140	(118)	172	43	-	-	312	(75)	(56)	-	256	(75)
Profit (loss) for discontinued activities	(24)	(28)	-	-	152	(636)	128	(664)	-	-	128	(664)
Profit (loss) of year end	116	(146)	172	43	152	(636)	440	(739)	(56)	-	384	(739)

Current assets	5,925	8,938	2,259	2,417	18,995	20,538	27,179	31,893	(211)	(242)	26,968	31,651
Noncurrent assets	11,209	10,955	2,867	2,620	-	-	14,076	13,575	(33)	(9)	14,043	13,566
Current liabilities	5,582	9,171	2,893	3,020	13,930	15,642	22,405	27,833	(244)	(251)	22,161	27,582
Noncurrent liabilities	5,570	4,747	280	291	-	-	5,850	5,038	-	-	5,850	5,038
Shareholders' equity	5,982	5,975	1,953	1,726	5,065	4,896	13,000	12,597	-	-	13,000	12,597

(*) Retail includes GPA Malls & Properties.

(**) See note 31.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	6.30.2017	6.30.2016
Extra	8,015	8,098
Assaí	8,312	6,495
Pão de Açúcar	3,200	3,294
Proximidade	549	563
Other business	1,139	1,173
Total net sales	21,215	19,623

30.    Non cash transactions

During the three-month period ended at June 30, 2017 and June 30, 2016 the Company had transactions that was not presented at the statement of cash flow, as presented below:

•  Merger of subsidiaries and company reorganizations as per note 1.2 of the financial statements of 2016;

•  Purchase of fixed assets not paid yet as note 14.2;

•  Purchase of intangible assets not paid yet as per note 15.2;

•  Deferred income tax as per note 19;

•  Additions/reversals to provisions for risk as per note 20;

•  Transactions with non-controlling interest as per note 25.4 of the financial statements of 2016 and as note 23.3 of this interim financial statement;

•  Capital increase at Sendas with property and equipment as per note 13 of the financial statements of 2016.

•  Recognize of taxes credits of ICMS, in accordance to note 11.1.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2016, in note 35.

31.1.   Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to disposed of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

As per CPC 31 – Non-current assets held for sale and discontinued activities (IFRS 5), Company consider highly probable the sale of Via Varejo due to the efforts made. As a consequence, Via Varejo (and it subsidiary Cnova Brasil) net results, after tax, is disclosed in statement of operations as a single line, and assets and liabilities balances are disclosed as held for sale and discontinued activities. Statement of operations and statement of value added on December 31, 2016 also discloses the discontinued operations in single line, but for cash flows there were no effects as per IFRS5 being disclosed at this note the effect of discontinued operations. Noncurrent assets and liabilities held for sale on June 30, 2017 were R$18,790 and R$13,885, respectively. The net effects on discontinued operations were a profit of R$128 as at June 30, 2017 (loss of R$(664) as at June 30, 2016).

Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statement of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	6.30.2017	12.31.2016
Assets
Current
Cash and cash equivalents	750	4,030
Trade accounts receivable, net	3,751	2,782
Inventories	3,782	3,054
Other receivables	670	704
Total current assets	8,953	10,570

Noncurrent
Trade accounts receivable, net	178	204
Other accounts receivable, net	3,129	2,932
Deferred income and social contribution taxes	282	289
Related parties	569	681
Investment Properties	122	144
Property and equipment, net	1,574	1,550
Intangible assets	4,189	4,170
Total noncurrent assets	10,043	9,970
Total assets	18,996	20,540

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – Continued

31.1     Ongoing transaction to dispose of Via Varejo subsidiary – continued

Balance sheet (*):

Liabilities	6.30.2017	12.31.2016
Current
Trade accounts payable	5,145	5,618
Suppliers - structured program	100	489
Loans and financing	3,199	3,532
Related parties	149	189
Other accounts payable	1,701	2,231
Total current liabilities	10,294	12,059

Noncurrent
Loans and financing	358	407
Deferred income and social contribution taxes	845	849
Other accounts payable	2,432	2,329
Total noncurrent liabilities	3,635	3,585
Equity	5,067	4,896
Total liabilities and shareholders’ equity	18,996	20,540

(*) Before related parties eliminations with GPA in the amount R$206 of assets and R$44 of liabilities.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – continued

31.1     Ongoing transaction to dispose of Via Varejo subsidiary – continued

Combined statement of operations (*)	6.30.2017	6.30.2016

Net sales from goods and services	12,344	11,273
Cost of goods sold and services sold	(8,477)	(8,024)
Gross profit	3,867	3,249
Operating income (expenses)
General and administrative	(3,196)	(2,964)
Depreciation and amortization	-	(117)
Equity pickup	14	17
Other operating income (expenses), net	(189)	(257)
	(3,371)	(3,321)
Profit (loss) before Net finance income result	496	(72)

Net financial result	(338)	(462)
Profit (loss) before income and social contribution taxes	158	(534)

Income and social contribution taxes	8	(21)

Net income (loss) for the year	166	(555)
Attributed to:
Controlling shareholders	72	(196)
Non-controlling shareholders	94	(359)

(*) Before eliminations of amounts of related parties with GPA.

Description	6.30.2017	6.30.2016
Sales net income	(16)	(10)
Cost of goods sold	(4)	(4)
Selling costs	1	1
Financial result	1	3
Income and social contribution taxes	4	2
Total	(14)	(8)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$(24) as at June 30, 2017 and (R$(28) as at June 30, 2016).

Statement of cash flows	6.30.2017	6.30.2016

Cash flow used in operating activities	(2,657)	(4,972)
Cash flow provided by (used in) investing activities	(116)	(95)
Cash flow from financing activities	(507)	91
Net increase (decrease) in cash and cash equivalents	(3,280)	(4,976)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued activities – continued

31.2     Effects in 2016

Below the consolidated statement of operations of the Company on June 30, 2016, before and after considering subsidiaries that represent e-commerce and home appliance segments, disclosed as discontinued operations.

Statement of operations	6.30.2016	Discontinued activities Cdiscount (*)	Discontinued activities Via Varejo and Cnova (*)	Discontinued activities Multivarejo (**)	6.30.2016

Net sales from goods and services	34,458	3,572	11,263	-	19,623
Cost of goods sold and services sold	(26,301)	(3,224)	(8,028)	-	(15,049)
Gross profit	8,157	348	3,235	-	4,574
Operating income (expenses)
Selling costs	(6,047)	(245)	(2,558)	-	(3,244)
General and administrative	(947)	(113)	(405)	-	(429)
Depreciation and amortization	(502)	(41)	(117)	-	(344)
Equity pickup	61	-	17	-	44
Other operating income (expenses), net	(548)	14	(257)	(29)	(276)
	(7,983)	(385)	(3,320)	(29)	(4,249)
Profit before Net finance result	174	(37)	(85)	(29)	325

Net financial results	(907)	(26)	(458)	(7)	(416)
Profit (loss) before income and social contribution taxes	(733)	(63)	(543)	(36)	(91)

Income and social contribution taxes	(6)	(12)	(18)	8	16

Net income (loss) for the year related to continued operations	(739)	(75)	(561)	(28)	(75)

Attributed to:
Controlling shareholders	(326)	(20)	(203)	(28)	(75)
Non-controlling shareholders	(413)	(55)	(358)	-	-

(*)After related parties elimination.

(**)Expenses related directly to discontinued operations.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholding at 6/30/2017

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2017 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	-	0.00%	94,019,178	35.32%
Jean-Charles Naouri	-	0.00%	1	0.00%	1	0.00%
Geant International BV*	-	0.00%	9,423,742	5.66%	9,423,742	3.54%
Segisor*	5,600,050	5.62%	-	0.00%	5,600,050	2.10%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
King LLC*	-	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	-	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion*	-	0.00%	13,576,698	8.15%	13,576,698	5.10%
Harding Loevner, LP*	-	0.00%	6,708,049	4.03%	6,708,049	2.52%
Brandes Investment Partners, LP*	-	0.00%	8,510,442	5.11%	8,510,442	3.20%
Board of Executive Officers	-	0.00%	217,762	0.13%	217,762	0.08%
Board of Directors	-	0.00%	262,469	0.16%	262,469	0.10%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Others	60,621	0.06%	126,202,287	75.77%	126,262,908	47.41%
TOTAL	99,679,851	100.00%	166,567,636	100.00%	266,247,487	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 6/30/2017 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Segisor*	217,402,606	97.23%	-	0.00%	217,402,606	97.23%
Bengal LLc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Oregon LLc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Pincher LLc*	1,961,612	0.88%	-	0.00%	1,961,612	0.88%
Almanacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	223,602,544	100.00%	-	0.00%	223,602,544	100%

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR					Shareholding at 6/30/2017 (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%	-	0.00%	887,239,543	50.00%
TOTAL	1,774,479,086	100%	-	0%	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 6/30/2017 (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
Almanacenes Éxito S.A.*	3,000	100.00%	-	0,00%	3,000	100,00%
TOTAL	3,000	100%	-	0%	3,000	100,00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 6/30/2017 (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	41.83%	-	0.00%	187,689,792	41.83%
Geant Fonciere B.V.	47,725,428	10.64%	-	0.00%	47,725,428	10.64%
Fondo de Pensiones Obligatorias Porvenir Moderado	22,047,343	4.91%	-	0.00%	22,047,343	4.91%
Fondo de Pensiones Obligatorias Protección	18,145,251	4.04%	-	0.00%	18,145,251	4.04%
Bergsaar B.V.	12,130,244	2.70%	-	0.00%	12,130,244	2.70%
Jara Albarracín Manuel	11,946,467	2.66%	-	0.00%	11,946,467	2.66%
Alianza Fiduciaria S.A. Fideicomiso ADM Sonnenblume	7,558,552	1.68%	-	0.00%	7,558,552	1.68%
Moreno Barbosa Jaime	7,416,776	1.65%	-	0.00%	7,416,776	1.65%
Fondo de Pensiones Obligatorias Colfondos Moderado	6,572,492	1.46%	-	0.00%	6,572,492	1.46%
Fondo Bursatil Ishares COLCAP	6,567,565	1.46%	-	0.00%	6,567,565	1.46%
Fondo de Pensiones Obligatorias Skandia S.A.	3,665,527	0.82%	-	0.00%	3,665,527	0.82%
Inversiones Pinamar S.A.	1,863,934	0.42%	-	0.00%	1,863,934	0.42%
Vanguard Emerging Markets Stock Index Fund	3,777,311	0.84%	-	0.00%	3,777,311	0.84%
NAT. Westminter Bank PLC Depo for 1st Ste Glob	2,075,326	0.46%	-	0.00%	2,075,326	0.46%
TIAA-CREF Funds - Emerging Markets Equit	2,729,200	0.61%	-	0.00%	2,729,200	0.61%
Vanguard Total International Stock Index Fund	1,790,482	0.40%	-	0.00%	1,790,482	0.40%
Other Shareholders	104,986,539	23.40%	-	0.00%	104,986,539	23.40%
TOTAL	448,688,229	100.00%	-	0.00%	448,688,229	100.00%

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2017

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2017					Shareholding at 6/30/2017 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.52%	110,476,573	41.49%

Management
Board of Directors	-	0.00%	217,762	0.13%	217,762	0.08%
Board of Executive Officers	-	0.00%	262,469	0.16%	262,469	0.10%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	154,997,476	93.05%	155,,058,097	58.24%

Total	99,679,851	100.00%	166,567,636	100.00%	266,247,487	100.00%

Outstanding Shares	60,621	0.06%	155,477,707	93.34%	155,538,328	58.42%

					Shareholding at 6/30/2016 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2016
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.54%	110,476,573	41.58%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	26,701	0.02%	26,701	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	154,927,709	93.31%	154,988,330	58.33%

Total	99,679,851	100.00%	166,044,341	100.00%	265,724,192	100.00%

Outstanding Shares	60,621	0.06%	154,927,709	93.31%	154,988,330	58.33%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 26, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.